Exhibit 99.1

Bit Digital, Inc. Announces Third Quarter of Fiscal Year 2024 Financial Results

NEW YORK, November 18, 2024 /PRNewswire/ -- Bit Digital, Inc. (Nasdaq: BTBT) (the “Company”), a global platform for high-performance computing (“HPC”) infrastructure and digital asset production headquartered in New York City, today announced its unaudited financial results for the Third Quarter ended September 30, 2024.

Financial Highlights for the Third Quarter of 2024

●	Total revenue was $22.7 million for the Third Quarter of 2024, a 96% increase compared to the Third Quarter of 2023. The increase was primarily driven by the commencement of our high performance computing services (“HPC”) business.

●	Revenue from bitcoin mining was $10.1 million for the Third Quarter of 2024, an 11% decrease compared to the prior year’s quarter. The Company’s HPC recognized $12.2 million of revenue during the quarter compared to nil the prior year.

●	The Company had cash, cash equivalents and restricted cash of $105.6 million, and total liquidity (defined as cash, cash equivalents and restricted cash, USDC, and the fair market value of digital assets) of approximately $223.6 million[1], as of September 30, 2024.

●	Total assets were $376.0 million and Shareholders’ Equity amounted to $315.0 million as of September 30, 2024.

●	Adjusted EBITDA[2] was $(21.8) million for the Third Quarter of 2024 compared to $(2.9) million for the Third Quarter of 2023. Adjusted EBITDA includes a $21.9 million unrealized loss on digital assets.

●	GAAP loss per share was $0.26 on a fully diluted basis for the Third Quarter of 2024 compared to a loss per share of $0.08 for the Third Quarter of 2023.

Operational Highlights for the Third Quarter of 2024

●	The Company earned 165.4 bitcoins during the Third Quarter of 2024, a 59% decrease from the prior year. The decline was primarily driven by a reduction in block rewards following the halving event in April 2024 and by an increase in network difficulty, and partially offset by a 104% increase in the Company’s operational hash rate.

●	The Company paid approximately $0.057 per kilowatt hour to its hosting partners for electricity consumed during the Third Quarter of 2024.

●	The average fleet efficiency for the active fleet was approximately 27.8 J/TH as of September 30, 2024.

●	The Company earned 161.9 ETH from native staking in the Third Quarter of 2024.

[1]	This figure excludes digital assets invested in a third-party managed fund.

[2]	Adjusted EBITDA refers to earnings before interest expense, income tax expense and depreciation and amortization expense (“EBITDA”) adjusted to eliminate the effects of certain non-cash and / or non-recurring items. See disclosure about Non-GAAP Financial Measures on page 25 below.

●	Treasury holdings of BTC and ETH were 731.1 and 27,388.1, respectively, with a fair market value of approximately $46.3 million and $71.3 million on September 30, 2024, respectively.

●	The BTC equivalent[3] of our digital asset holdings as of September 30, 2024 (defined as if all ETH and USDC holdings were converted into BTC as of that date) was approximately 1,863 BTC[1], or approximately $118.0 million.

●	As of September 30, 2024, we had 50,044 miners owned or operating (in Iceland) for bitcoin mining with a total maximum hash rate of 4.3 EH/s.

●	The Company’s active hash rate of its bitcoin mining fleet was approximately 2.4 EH/s as of September 30, 2024.

●	Approximately 88% of our fleet’s run-rate electricity consumption was generated from carbon-free energy sources as of September 30, 2024. These figures are based on data provided by our hosts, publicly available sources, and internal estimates, demonstrating our commitment to sustainable practices in the digital asset mining industry.

●	The Company had approximately 21,568 ETH actively staked in native staking protocols as of September 30, 2024.

●	On August 19, 2024, Bit Digital announced that it had signed a binding term sheet with Boosteroid Inc. (“Boosteroid”), the world’s third-largest cloud gaming provider. Upon signing a Master Service and Lease Agreement (“MSA”), Boosteroid will place an initial purchase for a starting quantity of GPU servers with a five-year service duration. Bit Digital will provide Boosteroid with options to draw down additional servers in multiples of 100, up to a total of 50,000 GPU servers within five years after signing the MSA, depending on their deployment plans and subject to market conditions. The entire 50,000 GPU deployment represents an aggregate revenue opportunity to Bit Digital in excess of $700 million over the five-year term. Bit Digital announced it had executed the MSA with Boosteroid on November 4, 2024. The Company finalized an initial purchase order with Boosteroid for a starting quantity of 300 GPUs that are expected to generate approximately $4.6 million of revenue over the five-year term. The Company anticipates additional deployments through the end of 2024 and throughout 2025.

●	September 5, 2024, the Company received a 90-days notice of non-renewal of colocation mining services agreement from Coinmint, which informed the Company of its intent not to renew 27 MW of the 36 MW total contracted capacity at its Massena, New York site, effective December 7, 2024. Subsequently, on October 29, 2024, the Company received an additional 90-days notice of non-renewal of colocation mining services agreement from Coinmint, which informed the Company of its intent to not renew the remaining 9 MW of the 36 MW total contracted capacity at its Massena, New York site, effective January 28, 2024. Following the termination, Coinmint will continue to provide approximately 10 MW of capacity at their Plattsburgh, New York facility. As of September 30, 2024, Coinmint provided approximately 46.0 MW of capacity for our miners at their facilities. The Company is currently assessing options for replacing this capacity and plans to high-grade the portion of its fleet composed of older generation miners hosted at the Coinmint locations.

[3]	“BTC equivalent” is a hypothetical illustration of the value of our digital asset portfolio in bitcoin terms. BTC equivalent is defined as if all non-BTC digital assets, comprised of ETH and USDC, were converted into BTC as of June 30, 2024, and added to our existing BTC balance. Conversion values are found using the closing price on coinmarketcap.com. Our digital asset portfolio excludes digital assets invested in a third-party managed fund.

Subsequent Events

●	On October 14, 2024, Bit Digital announced the acquisition of Enovum Data Centers (“Enovum”) for a total consideration of CAD $62.8MM (approximately USD $46MM based on a CAD/USD exchange rate of 0.73). The acquisition was completed on a debt-free basis, with a normalized level of working capital acquired, funded by approximately CAD $56 million of cash and approximately 1.62 million share equivalents issued solely to key management who rolled-over a significant portion of their existing ownership in Enovum. The transaction closed on October 11, 2024. The acquisition vertically integrated Bit Digital’s HPC operations with a 4MW Tier 3 datacenter in Montreal that is fully leased to a plurality of colocation customers. It also provided Bit Digital with an expansion pipeline of over 280MW and an experienced team to lead the development process. Immediate term plans include bringing approximately 8MW online by the end of 2Q 2025 for approximately USD $50MM of capex. The Company expects run-rate, colocation EBITDA for the Enovum business to exit 2Q25 at approximately USD $13MM based on that development schedule. Bit Digital may also place its own GPUs at those sites, which could significantly increase EBITDA per MW. The Company is tentatively planning to bring an additional 20MW online by year-end 2025. However, development plans will be contingent on firm customer demand and financing options.

●	In October 2024, Bit Digital purchased 42 H200 GPU servers (336 GPUs) for approximately $9.7 million. Those servers were subsequently deployed in Iceland for internal purposes and future client deployments.

●	On November 14, 2024, Bit Digital executed term sheets with two new customers. The first deal provides for Bit Digital to supply the customer with 512 H200 GPUs for a period of at least six months, representing an approximate $5.0 million contract value for Bit Digital over the initial six-month term. The MSA has been executed with this client and an initial two server purchase order has been fulfilled and revenue generation has begun on those units. The remainder of the deployment is expected prior to year-end 2024. Under the second deal, Bit Digital will supply a separate customer with 576 H200 GPUs for a twelve-month period, representing a total contract value of approximately $10.1 million over the term. The Company will provide additional details on the deployment schedule upon the execution of MSAs and purchase orders.

●	On November 14, 2024, Bit Digital executed an MSA with a new customer. The contract provides for 64 H200 GPUs on a month-to-month basis. The contract represents annual revenue of approximately $1.2 million. The deployment commenced and began revenue generation on November 15, 2024. Bit Digital fulfilled the deployment using on-hand inventory of H200 GPUs.

Management Commentary

“The maturation of our HPC business was a defining theme this quarter. We expanded our GPU cloud client base with the addition of Boosteroid and strengthened our team with critical hires, including a new CTO, Head of Revenue, and key talent in sales and engineering. In October, we closed the acquisition of Enovum, further enhancing our HPC capabilities and positioning us to scale quickly to meet growing demand. We believe these investments lay a strong foundation for sustainable growth and set the stage for a robust future.

Our mining business faced anticipated headwinds during the first full quarter post-April halving. Record-low hash prices and seasonal electricity rate increases resulted in compressed mining margins. We intentionally refrained from capital investments to upgrade our fleet to date in 2024, and the impact from legacy miners operating during the third quarter was a drag on our results. The upcoming conclusion of a hosting contract, along with legacy mining rigs at that site, presents an ideal opportunity to replace older units with newer models to reduce our production costs. While we will continue to evaluate mining investment on a case-by-case basis, our primary focus remains on scaling our HPC business, which we believe offers the greatest potential for long-term value creation.

We are committed to expanding our client base, growing our data center footprint, and developing a comprehensive software stack to enhance customer acquisition, retention, and margin growth. We are confident that this strategy will drive sustained value and better serve our long-term goals compared to short-term hash rate growth. With these strategic moves, we are more confident than ever in our direction and excited for the transformative growth that lies ahead. We continue to expect to reach our $100 million run-rate revenue target for our HPC business by the end of 2024.”

About Bit Digital

Bit Digital, Inc. is a global platform for high-performance computing (“HPC”) infrastructure and digital asset production headquartered in New York City. Our bitcoin mining operations are located in the US, Canada, and Iceland. For additional information, please contact ir@bit-digital.com or visit our website at www.bit-digital.com.

Investor Notice

Investing in our securities involves a high degree of risk. Before making an investment decision, you should carefully consider the risks, uncertainties and forward-looking statements described under “Risk Factors” in Item 3.D of our Annual Report on Form 20-F for the fiscal year ended December 31, 2023 (“Annual Report”). Notwithstanding the fact that Bit Digital Inc. has not conducted operations in the PRC since September 30, 2021 we have previously disclosed under Risk Factors in our Annual Report: “We may be subject to fines and penalties for any noncompliance with or any liabilities in our former business in China in a certain period from now on.” Although the statute of limitations for non-compliance by our former business in the PRC is generally two years and the Company has been out of the PRC, for more than two years, the Authority may still find its prior bitcoin mining operations involved a threat to financial security. In such event, the two-year period would be extended to five years. If any material risk was to occur, our business, financial condition or results of operations would likely suffer. In that event, the value of our securities could decline and you could lose part or all of your investment. The risks and uncertainties we describe are not the only ones facing us. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. In addition, our past financial performance may not be a reliable indicator of future performance, and historical trends should not be used to anticipate results in the future. Future changes in the network-wide mining difficulty rate or bitcoin hash rate may also materially affect the future performance of Bit Digital’s production of bitcoin. Actual operating results will vary depending on many factors including network difficulty rate, total hash rate of the network, the operations of our facilities, the status of our miners, and other factors. See “Safe Harbor Statement” below.

Safe Harbor Statement

This press release may contain certain “forward-looking statements” relating to the business of Bit Digital, Inc., and its subsidiary companies. All statements, other than statements of historical fact included herein are “forward-looking statements.” These forward-looking statements are often identified by the use of forward-looking terminology such as “believes,” “expects,” or similar expressions, involving known and unknown risks and uncertainties. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s periodic reports that are filed with the Securities and Exchange Commission and available on its website at http://www.sec.gov. All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

Bit Digital, Inc. or the “Company”, is a global platform for digital infrastructure business, specializing high performance computing (“HPC”) services and digital asset production, with headquarters in New York. Our digital asset mining operations are located in the US, Canada, and Iceland. Additionally, the Company has established a business line, Bit Digital AI, that offers infrastructure services for artificial intelligence (“AI”) applications.

HPC Services Business Segment

With the emergence of AI and pursuit of fully generative AI, management of the Company recognized that the competitive advantages that it enjoys would equally apply in the high performance computing (“HPC”) services segment of the digital infrastructure business. These advantages include the ability to source high performance computers and chips at an industrial scale, the ability to identify data centers in fiscally and politically stable countries with low cost, sustainable energy and year-round modest climates, its management team’s ability to make accurate strategic assessments and forecasts regarding the timing and extent of asset deployment, and its ability to access capital and cryptocurrency markets to fund rapid growth. Accordingly, in the fourth quarter of 2023, the Company expanded its digital infrastructure business to include an HPC services business segment (the “HPC Services Business Segment”).

This move was motivated by several factors that align with the Company’s long-term growth objectives and commitment to innovation. The AI industry was experiencing, and continues to experience, rapid growth, driven by increasing demand for advanced computing power to support generative AI applications, which include training large language models (“LLM”), image generation, and data analysis. By entering this segment of the digital infrastructure sector, the Company aims to diversify its revenue streams, leverage its existing operational expertise and know-how, including, without limitation, fixed asset management, infrastructure development, sustainable energy sourcing, logistics and supply chain management, and operational reliability enhancement, to capture market share in this growing market segment.

The Company’s HPC Services Business Segment is centered around providing high-end bespoke HPC services to support advanced AI and machine learning applications. The business operates by leveraging a sophisticated array of computers and chips similar to the ones utilized in its Digital Asset Business Segment (defined herein), including NVIDIA H100 Graphics Processing Units (“GPUs”) servers, network equipment, and data storage solutions (collectively, the “HPC Services Equipment”).

Management believes the HPC Services Business Segment is positioned for significant growth, driven by the increasing demand for advanced computing and AI services. This expansion will involve acquiring additional AI Equipment, leasing new AI Data Centers, and expanding the customer base.

High Performance Computing Services

In the fourth quarter of 2023, we initiated Bit Digital AI, a new business line to provide high performance computing services to support generative AI workstreams. Hosted at a third-party specialized datacenter, the Company’s HPC services provide an integrated platform engineered to harness the process power of our fleet of NVIDIA H100 GPUs. The HPC services equipment is comprised of Graphics Processing Units (“GPUs”) servers, network equipment, and data storage equipment. In line with our commitment to sustainability, currently our HPC services equipment utilizes 100% carbon-free renewable energy from geothermal and hydroelectric sources.

The Company finalized a service agreement with its first customer, for the provision of HPC services from a total of 2,048 GPUs over a three-year period. To finance this operation, the Company entered into a sale-leaseback agreement with a third party, selling 96 AI servers (equivalent to 768 GPUs) and leasing them back for three years. On January 22, 2024, approximately 192 servers (equivalent to 1,536 GPUs) were deployed at a specialized data center and began generating revenue, and subsequently on February 2, 2024, approximately an additional 64 servers (equivalent to 512 GPUs) also started revenue generation.

In the second quarter of 2024, the Company finalized an agreement to supply its existing customer with an additional 2,048 GPUs over a three-year period. To finance this operation, the Company entered into a sale-leaseback agreement with a third party, agreeing to sell 128 AI servers (equivalent to 1,024 GPUs) and leasing them back for three years. In late July, at the customer’s request, the Company and the customer agreed to temporarily delay the purchase order so the customer could evaluate an upgrade to newer generation Nvidia GPUs. Consequently, the Company and manufacturer postponed the purchase order. In early August, the customer made a non-refundable prepayment of $30.0 million for the services to be rendered under this agreement.

On October 9, 2024, the Company executed a Master Services and Lease Agreement (“MSA”) with Boosteroid Inc. (“Boosteroid”), a global cloud gaming provider. Following a binding term sheet with Boosteroid on August 19, 2024. The Company finalized an initial order of 300 GPUs, projected to generate approximately $4.6 million in revenue over the five-year term. The Company expects the GPUs to be delivered to respective data centers across the U.S. and begin earning revenue by the end of November 2024. The MSA provides Boosteroid with the option to expand in increments of 100 servers, up to 50,000 servers, representing a potential $700 million revenue opportunity over the five-year term, subject to deployment plans and market conditions.

On November 6, 2024, the Company entered into a Master Services Agreement (“MSA”) with a minimum purchase commitment of 16 GPUs, along with an associated purchase order, from a new customer. The purchase order provides for services utilizing a total of 16 H200 GPUs over a minimum of six (6) month period, representing total revenue of approximately $320,000 for the term. The deployment commenced and revenue generation began on November 7, 2024, using the Company’s existing inventory of H200 GPUs.

On November 14, 2024, the Company entered into a Terms of Supply and Service Level Agreement (together, the “Agreement”) and an Order Form with a new customer. The order form provides for services utilizing a total of 64 H200 GPUs on a month-to-month basis, which either party may terminate upon at least 14 days’ written notice prior to any renewal date. It represents annual revenue of approximately $1.2 million. The deployment commenced and revenue generation began on November 15, 2024, using the Company’s existing inventory of H200 GPUs.

Our revenue from high performance computing services was $12.2 million and $32.7 million for the three and nine months ended September 30, 2024. The Company issued a service credit of $1.3 million to its customer during the three months ended March 31, 2024, as compensation for decreased utilization during the initial deployment period, which included testing and optimization phases. Subsequently, the Company issued another service credit of $0.6 million during the three months ended September 30, 2024 to its customer as compensation for decreased utilization.

Enovum Data Centers Corp. (“Enovum”)

On October 11, 2024 the Company completed the acquisition of Enovum Data Centers Corp (“Enovum”) for total cash consideration of approximately CAD $62.8 million (approximately USD $46.0 million). Enovum is a Canadian corporation incorporated under the Canada Business Corporation Act (“CBCA”) that designs, develops, and operates AI Data Centers. Enovum currently operates a 4MW Tier 3 datacenter in Montreal that is powered by renewable hydroelectricity. The site, which is leased through 2036 with two five-year extension options, features 2N UPS and 2N generators with N+1 redundant cooling design. Enovum is now integrated into our HPC Services Business Segment in Canada.

Digital Asset Business Segment

The digital asset business segment of the Digital Infrastructure Business (the “Digital Asset Business Segment”) is comprised primarily of two distinct but highly complementary operations: (i) Bitcoin mining (the “BTC Mining Operations”); and (ii) ETH staking (the “ETH Staking Operations”).

Digital Asset Mining Business

We commenced our bitcoin (“BTC”) mining business in February 2020. We initiated limited Ethereum mining operations in January 2022, however discontinued the operations by September 2022 due to Ethereum blockchain switching from proof-of-work (“PoW”) consensus mechanism to proof-of-stake (“PoS”) validation. Our mining operations, hosted by third-party providers, use specialized computers, known as miners, to generate digital assets. Our miners use application specific integrated circuit (“ASIC”) chips. These chips enable the miners to apply high computational power, expressed as “hash rate”, to provide transaction verification services (generally known as “solving a block”) which helps support the blockchain. For every block added, the blockchain provides an award equal to a set number of digital assets per block. Miners with a greater hash rate generally have a higher chance of solving a block and receiving an award.

We operate our mining assets with the primary intent of accumulating digital assets which we may sell for fiat currency from time to time depending on market conditions and management’s determination of our cash flow needs, and/or exchange into ETH or USD Coin (“USDC”). Our mining strategy has been to mine bitcoins as quickly and as many as possible given the fixed supply of bitcoins. In view of historically long delivery lead times to purchase miners from manufacturers like Bitmain Technologies Limited (“Bitmain”) and MicroBT Electronics Technology Co., Ltd (“MicroBT”), and other considerations, we have chosen to acquire miners on the spot market, which can typically result in delivery within a relatively short time.

We have signed service agreements with third-party hosting partners in North America and Iceland. These partners operate specialized mining data centers, where they install and operate the miners and provide IT consulting, maintenance, and repair work on site for us. Our mining facilities in New York are maintained by Coinmint LLC (“Coinmint”) and Digihost Technologies Inc. (“Digihost”). Our mining facility in Texas is maintained by Dory Creek, LLC, a subsidiary of Bitdeer Technologies Group (“Bitdeer”). Our mining facility in Kentucky is maintained by Soluna Computing, Inc (“Soluna”). Our mining facility in Canada is maintained by Blockbreakers Inc. (“Blockbreakers”). Our mining facility in Iceland is maintained by GreenBlocks ehf, an Icelandic private limited company (“GreenBlocks”). From time to time, the Company may change partnerships with hosting facilities to recalibrate its bitcoin mining operations. These terminations are strategic, targeting reduced operational costs, enhanced energy efficiency for a smaller carbon footprint, increased flexibility in operational control, and minimized geopolitical risks. While a short-term decrease in mining output might occur, we expect these changes to yield long-term operational improvements.

We are a sustainability-focused digital asset mining company. On June 24, 2021, we signed the Crypto Climate Accord, a private sector-led initiative that aims to decarbonize the crypto and blockchain sectors. On December 7, 2021, we became a member of the Bitcoin Mining Council (“BMC”), joining MicroStrategy and other founding members to promote transparency, share best practices, and educate the public on the benefits of bitcoin and bitcoin mining.

ETH Staking Business

In the fourth quarter of 2022, we formally commenced Ethereum staking operations. We intend to delegate or stake our ETH holdings to an Ethereum validator node to help secure and strengthen the blockchain network. Stakers are compensated for this commitment in the form of a reward of the native network token.

Our native staking operations are enhanced by a partnership with Blockdaemon, the leading institutional-grade blockchain infrastructure company for node management and staking. In the fourth quarter of 2022, following a similar mechanism to native Ethereum staking, we also participated in liquid staking via Portara protocol (formerly known as Harbour), the liquid staking protocol developed by Blockdaemon and StakeWise and the first of its kind tailored to institutions. With the introduction of staked ETH withdrawals in April 2023, we have reassessed our Ethereum network staking approaches, weighing the advantages of traditional staking against liquid staking solutions. The withdrawal feature in native staking, coupled with yields that are on par with those of liquid staking, has encouraged us to expand our collaborations with other service providers in this domain. As a result, we terminated all liquid staking activities with StakeWise in the third quarter of 2023, reclaiming all staked Ethereum along with the accumulated rewards. In the fourth quarter of 2023, the Company terminated the native staking activities and reclaimed all staked Ethereum with Blockdaemon.

Our native staking operations with MarsProtocol Technologies Pte. Ltd. (“Marsprotocol”) commenced in the first quarter of 2023 and concluded in July 2023.  After ceasing operations with Marsprotocol, we initiated our native staking with MarsLand Global Limited (“MarsLand”) in August 2023. Subsequently, we have ceased our native staking with MarsLand in the first quarter of 2024 and initiated our native staking with Figment Inc.

We started participating in liquid staking via Liquid Collective protocol on the Coinbase platform in the first quarter of 2023. Liquid staking allows participants to achieve greater capital efficiency by utilizing their staked ETH as collateral and trading their staked ETH tokens on the secondary market. In the first quarter of 2024, we have reclaimed all the liquid staked ETH from Liquid Collective protocol.

Miner Deployments

During the three and nine months ended September 30, 2024, we continued to work with our hosting partners to deploy our miners in North America and Iceland.

During the first quarter of 2024, the Company deployed an additional 2,350 miners at one of Coinmint’s hosting facilities.

During the second quarter of 2024, the Company deployed an additional 600 miners at Blockbreakers’ hosting facility.

As of September 30, 2024, the Company’s active hash rate totals approximately 2.4 EH/s, with operations in North America and Iceland.

Power and Hosting Overview

During the three and nine months ended September 30, 2024, our hosting partners continued to prepare sites to deliver our contracted hosting capacity, bringing additional power online for our miners.

The Company’s subsidiary, Bit Digital Canada, Inc., entered into a Mining Services Agreement effective September 1, 2022, for Blockbreakers, Inc. to provide five (5) MW of incremental hosting capacity at its facility in Canada. The facility utilizes an energy source that is primarily hydroelectric.

On May 8, 2023, the Company entered into a Master Mining Services Agreement with Blockbreakers, pursuant to which Blockbreakers agreed to provide the Company with four (4) MW of additional mining capacity at its hosting facility in Canada. The agreement is for two (2) years automatically renewable for additional one (1) year terms unless either party gives at least sixty (60) days’ advance written notice. The performance fee is 15% of the net profit. Additionally, Bit Digital has secured a side letter agreement with Blockbreakers, granting the Company the right of first refusal for any future mining hosting services offered by Blockbreakers in Canada. This new agreement brings the Company’s total contracted hosting capacity with Blockbreakers to approximately 9 MW. As of September 30, 2024, Blockbreakers provided approximately 1.7 MW of capacity for our miners at their facility.

On June 7, 2022, we entered into a Master Mining Services Agreement (the “MMSA”) with Coinmint LLC, pursuant to which Coinmint will provide the required mining colocation services for a one-year period automatically renewing for three-month periods unless earlier terminated. The Company will pay Coinmint electricity costs, plus operating costs required to operate the Company’s mining equipment, as well as a performance fee equal to 27.5% of the net profit, subject to a ten percent (10%) reduction if Coinmint fails to provide uptime of ninety-eight (98%) percent or better for any period. We are not privy to the emissions rate at the Coinmint facility or at any other hosting facility. However, the Coinmint facility operates in an upstate New York region that reportedly utilizes power that is 99% emissions-free, as determined based on the 2023 Load & Capacity Data Report published by the New York Independent System Operator, Inc. (“NYISO”).

On April 5, 2023, the Company entered into a letter agreement and MMSA Amendment with Coinmint pursuant to which Coinmint agreed to provide the Company with up to ten (10) MW of additional mining capacity to energize the Company’s mining equipment at Coinmint’s hosting facility in Plattsburgh, New York. The agreement is for two (2) years automatically renewing for three (3) months unless terminated by either party on at least ninety (90) days prior written notice. The performance fees under this letter agreement range from 30% to 33% of the net profit. This new agreement brings the Company’s total contracted hosting capacity with Coinmint to approximately 30 MW at this facility.

On April 27, 2023, the Company entered into a letter agreement and MMSA Amendment with Coinmint pursuant to which Coinmint agreed to provide the Company with up to ten (10) MW of additional mining capacity to energize the Company’s mining equipment at Coinmint’s hosting facility in Massena, New York. The agreement is for one (1) year automatically renewing for three (3) months unless terminated by either party on at least ninety (90) days prior written notice. The performance fees under this letter agreement are 33% of the net profit. This new agreement brings the Company’s total contracted hosting capacity with Coinmint to approximately 40 MW.

On January 26, 2024, the Company entered into a letter agreement and MMSA Amendment with Coinmint pursuant to which Coinmint agreed to provide the Company with up to six (6) MW of additional mining capacity to energize the Company’s mining equipment at Coinmint’s hosting facility in Massena, New York. The agreement is for one (1) year automatically renewing for three (3) months unless terminated by either party on at least ninety (90) days prior written notice. The performance fees under this letter agreement are 28% of the net profit. This new agreement brings the Company’s total contracted hosting capacity with Coinmint to approximately 46 MW.

On September 5, 2024, the Company received a 90-days notice of non-renewal of colocation mining services agreement from Coinmint, which informed the Company of its intent not to renew 27 MW of the 36 MW total contracted capacity at its Massena, New York site, effective December 7, 2024. Subsequently, on October 29, 2024, the Company received an additional 90-days notice of non-renewal of colocation mining services agreement from Coinmint, which informed the Company of its intent to not renew the remaining 9 MW of the 36 MW total contracted capacity at its Massena, New York site, effective January 28, 2024. Following the termination, Coinmint will continue to provide approximately 10 MW of capacity at their Plattsburgh facility. We plan on selling the inefficient units and replacing the hash rate with newer generation machines. By doing so we can replace the lost hash rate with around 50% less MW. We have already signed term sheets for more than enough hosting capacity to replace that hash rate. As of September 30, 2024, Coinmint provided approximately 46.0 MW of capacity for our miners at their facilities.

In June 2021, we entered into a strategic co-mining agreement with Digihost Technologies in North America. Pursuant to the terms of the agreement, Digihost provides certain premises to Bit Digital for the purpose of the operation and storage of a twenty (20) MW bitcoin mining system to be delivered by Bit Digital. Digihost provides services to maintain the premises for a term of two (2) years. Digihost shall also be entitled to 20% of the net profit generated by the miners.

In April 2023, we renewed the co-mining agreement with Digihost, previously executed in June 2021. Pursuant to the terms of the new agreement, Digihost provides certain premises to Bit Digital for the purpose of the operation and storage of an up to twenty (20) MW bitcoin mining system to be delivered by Bit Digital. Digihost also provides services to maintain the premises for a term of two (2) years, automatically renewing for a period of one (1) year. Digihost shall also be entitled to 30% of the net profit generated by the miners. As of September 30, 2024, Digihost provided approximately 6.0 MW of capacity for our miners at their facility.

On May 9, 2023 (“Effective Date”), the Company entered into a Term Loan Facility and Security Agreement (the “Loan Agreement”) with GreenBlocks. Pursuant to the Loan Agreement, GreenBlocks has requested the Company to extend one or more loans (“Advances”) under a senior secured term loan facility in an aggregate outstanding principal amount not to exceed $5 million. The interest rate of the Loan Agreement is 0% and Advances are to be repaid on the maturity date, which is the thirty-nine-month anniversary of the Effective Date. GreenBlocks will exclusively use the Advances to buy miners that will be operated for the benefit of the Company at a facility in Iceland, with an overall capacity of 8.25 MW. To secure the prompt payment of Advances, the Company has been granted a continuing first priority lien and security interest in all of GreenBlocks’s rights, title and interest to the financed miners. The miners are the sole property of GreenBlocks, of which they are responsible for the purchase, installation, operation, and maintenance.

On May 9, 2023, the Company entered into a Computation Capacity Services Agreement (the “Services Agreement”) with GreenBlocks. Pursuant to the Agreement, GreenBlocks will provide computational capacity services and other necessary ancillary services, such as operation, management, and maintenance, at the facility in Iceland for a term of two (2) years. GreenBlocks will own and operate the miners financed through the Loan Agreement for the purpose of providing computational capacity of up to 8.25 MW. The Company will pay power costs of five cents ($0.05) per kilowatt hour, a pod fee of $22,000 per pod per month, and a depreciation fee equal to 1/36 of the facility size per month. The performance fees under this agreement are 20% of the net profit. The Company submitted to Greenblocks a deposit in the amount of $1,052,100, which was exclusively for the purpose of paying the landlord of the facility for hosting space.

On June 1, 2023, the Company and GreenBlocks entered the Omnibus Amendment to Loan Documents and Other Agreements (“Omnibus Amendment”). This amendment revised both the Loan Agreement and the Services Agreement previously entered on May 9, 2023. While the core terms remained consistent, notable modifications pertained to the facility size and contracted capacity. Specifically, the facility size was increased from $5 million to $6.7 million. Moreover, GreenBlocks agreed to expand the computation capacity to approximately 10.7 MW. Advances of $6.4 million have been financed by the Company to GreenBlocks. As of September 30, 2024, GreenBlocks provided approximately 5.0 MW of capacity for our miners at their facility.

In October 2023, we entered into a strategic co-location agreement with Soluna Computing, Inc. (“Soluna”) for a term of one (1) year automatically renewing on a month-to-month basis unless terminated by either party. Pursuant to the terms of the agreement, Soluna provides certain required mining colocation services to the Company for the purpose of the operation and storage of up to 4.4 MW bitcoin mining system to be delivered by Bit Digital. Soluna shall also be entitled to 42.5% of the net profit generated by the miners. This agreement expired at the end of October 2024.

In October 2024, we entered into a new co-location agreement with Soluna to continue our business relationship. Under this agreement, Soluna provides certain required mining colocation services to the Company for the purpose of the operation and storage of bitcoin mining system to be delivered by the Company up to 6.6 MW (3.3 MW for terms of nine (9) months and 3.3 MW for terms of one (1) year), automatically renewing on a month-to-month basis unless terminated by either party. Soluna shall also be entitled to 35% of the net profit generated by the miners. As of September 30, 2024, Soluna provided approximately 4.9 MW of capacity for our miners at their facility.

In November 2023, we entered into a hosting services agreement with Dory Creek, LLC, a subsidiary of Bitdeer Technologies Group (“Bitdeer”), for a term of one (1) year automatically renewing on an annual basis unless terminated by either party by giving a 30-day prior notice to the other Party in writing. Pursuant to the terms of the agreement, Bitdeer provides maintenance and operation services to Bit Digital to support 17.5 MW of capacity. Bitdeer shall also be entitled to 30% of the net profit generated by the miners. Bit Digital shall have the first right, but not obligation, to accept services for any extra capacity under the terms of this Agreement. As of September 30, 2024, Bitdeer provided approximately 15.4 MW of capacity for our miners at their facility.

In May 2022, our hosting partner Blockfusion advised us that the substation at its Niagara Falls, New York facility was damaged by an explosion and fire, and power was cut off to approximately 2,515 of the Company’s bitcoin miners and approximately 710 ETH miners that had been operating at the site immediately prior to the incident. The explosion and fire are believed to have been caused by faulty equipment owned by the power utility. Blockfusion and the Company have entered into a common interest agreement to jointly pursue any claims evolving from the explosion and fire. Prior to the incident, our facility with Blockfusion in Niagara Falls, provided approximately 9.4 MW to power our miners. Power was restored to the facility in September 2022. However, we received a notice dated October 4, 2022 (the “Notice”), from the City of Niagara Falls, which ordered the cease and desist from any cryptocurrency mining or related operations at the facility until such time as Blockfusion complies with Section 1303.2.8 of the City of Niagara Falls Zoning Ordinance (the “Ordinance”), in addition to all other City ordinances and codes. Blockfusion has advised us that the Ordinance came into effect on October 1, 2022, following the expiration of a related moratorium on September 30, 2022. Blockfusion has further advised that it has submitted applications for new permits based on the Ordinance’s new standards and that the permits may take several months to process. Pursuant to the Mining Services Agreement between Bit Digital and Blockfusion dated August 25, 2021, Blockfusion represents, warrants and covenants that it “possesses, and will maintain, all licenses, registrations, authorizations and approvals required by any governmental agency, regulatory authority or other party necessary for it to operate its business and engage in the business relating to its provision of the Services.” On October 5, 2022, Bit Digital further advised Blockfusion that it expects it to comply with the directives of the Notice. Our service agreement with Blockfusion ended in September 2023. On June 3, 2024, the Company filed suit in Delaware Superior Court against Blockfusion alleging claims for breach of contract, conversion, and related claims in connection with, among other things, certain deposits and advances paid to Blockfusion, the return of which is owed to the Company. The Company is seeking in excess of $4.3 million. On October 22, 2024, Blockfusion filed an answer and asserted counterclaims against Bit Digital for alleged breach of contract and related claims in connection with a mining services agreement. Refer to Note 16. Contingencies for further details.

Miner Fleet Update and Overview

As of December 31, 2023, we had 46,548 miners owned or operating (in Iceland) for bitcoin mining with a total maximum hash rate of 3.9 EH/s.

On January 25, 2024, we entered into a purchase agreement with an unaffiliated seller of bitcoin mining computers, from whom we acquired 2,350 S19 Pro miners. As of the date of this report, all miners have been delivered.

On April 15, 2024, we entered into a purchase agreement with an unaffiliated seller of bitcoin mining computers, from whom we acquired 1,146 S19K Pro miners. As of the date of this report, all miners have been delivered.

As of September 30, 2024, we had 50,044 miners owned or operating (in Iceland) for bitcoin mining with a total maximum hash rate of 4.3 EH/s.

Bitcoin Production

From the inception of our bitcoin mining business in February 2020 to September 30, 2024, we earned an aggregate of 7,150.5 bitcoins.

The following table presents our bitcoin mining activities for the nine months ended September 30, 2024:

	Number of bitcoins	Amount (1)
Balance at December 31, 2023	642.4	$19,818,980
Cumulative effect of the adoption of ASU 2023-08	-	7,341,320
Receipt of BTC from mining services	820.3	48,081,873
Exchange of BTC into ETH	(639.5)	(40,267,700)
Exchange of BTC into USDC	(25.0)	(1,030,535)
Sales of and payments made in BTC	(67.1)	(5,208,344)
Change in fair value of BTC	-	17,573,100
Balance at September 30, 2024	731.1	$46,308,694

(1)	Receipt of digital assets from mining services are the product of the number of bitcoins received multiplied by the bitcoin price obtained from CoinMarketCap, calculated on a daily basis. Sales of bitcoin represent the carrying value of bitcoin at the time of sale.

Environmental, Social and Governance

Sustainability is a major strategic focus for us. Several of our mining locations in the US and Canada provide access to partially carbon-free energy and other sustainability-related solutions, in varying amounts depending on location, including components of hydroelectric, solar, wind, nuclear and other carbon-free generation sources, based on information provided by our hosts and publicly available data, which we believe helps mitigate the environmental impact of our operations. We work with an independent ESG (Environmental, Social and Governance) consultant to self-monitor and adopt an environmental policy to help us to improve our percentage of green electricity and other sustainability initiatives. As we continue to align ourselves with the future of technology and business, we are dedicated to continuously enhancing sustainability, which we believe future-proofs our operations and the larger bitcoin network.

We believe that the bitcoin network and the mining that powers it are important inventions in human progress. The process of problem-solving and verifying bitcoin transactions using advanced computers is energy intensive, and scrutiny has been applied to the industry for this reason. It follows that the environmental costs of mining bitcoin should be surveyed and mitigated by every company in our fast-growing sector. We aim to contribute to the acceleration of bitcoin’s decarbonization and act as a role model in our industry, responsibly stewarding digital assets.

We work with Apex Group Ltd, an independent ESG consultancy, with the goal of becoming one the first publicly-listed bitcoin miners to receive an independent ESG rating on our operations, which we anticipate will provide transparency on the environmental sustainability of our operations, as well as other metrics. Apex’s ESG Ratings & Advisory tools allow us to benchmark our ESG performance against international standards and our peers to identify opportunities for improvement and progress over time. We believe this is an integral approach to improving our sustainability practices and mitigating our environmental impact. By measuring the sustainability and footprint of Bit Digital’s mining, we are able to develop targets to continuously improve as we shift towards our goal of 100% clean energy usage.

On December 7, 2021, the Company became a member of the Bitcoin Mining Council (“BMC”), joining MicroStrategy and other founding members to promote transparency, share best practices, and educate the public on the benefits of bitcoin and bitcoin mining.

Results of operations

The following table summarizes the results of our operations during the three months ended September 30, 2024 and 2023, respectively, and provides information regarding the dollar increase or (decrease) during the period.

	For the Three Months Ended September 30,		Variance in
	2024	2023	Amount

Revenues
Revenue - digital asset mining	$10,110,221	$11,315,061	$(1,204,840)
Revenue - high performance computing services	12,151,302	-	12,151,302
Revenue - ETH staking	447,004	244,780	202,224
Total revenues	22,708,527	11,559,841	11,148,686

Operating costs and expenses
Cost of revenue (exclusive of depreciation and amortization shown below)
Cost of revenue - digital asset mining	(9,998,031)	(8,777,233)	(1,220,798)
Cost of revenue - high performance computing services	(5,459,667)	-	(5,459,667)
Cost of revenue - ETH staking	(11,607)	(19,158)	7,551
Depreciation and amortization expenses	(8,383,055)	(3,623,573)	(4,759,482)
General and administrative expenses	(13,681,750)	(4,873,698)	(8,808,052)
Losses on digital assets	(21,916,244)	-	(21,916,244)
Realized gains on exchange of digital assets	-	879,305	(879,305)
Impairment of digital assets	-	(2,146,865)	2,146,865
Total operating expenses	(59,450,354)	(18,561,222)	(40,889,132)

Loss from operations	(36,741,827)	(7,001,381)	(29,740,446)

Loss from disposal of property and equipment	-	(56,751)	56,751
Gain from sale of investment security	-	8,220	(8,220)
Other loss, net	(1,425,429)	(29,299)	(1,396,130)
Total other loss, net	(1,425,429)	(77,830)	(1,347,599)

Loss before income taxes	(38,167,256)	(7,079,211)	(31,088,045)

Income tax expenses	(628,230)	(102,927)	(525,303)
Net loss	$(38,795,486)	$(7,182,138)	$(31,613,348)

Revenue

We generate revenues from high performance computing services, digital asset mining, and ETH staking.

Revenue from high performance computing services

In the fourth quarter of 2023, we initiated Bit Digital AI, a new business line to provide high performance computing services to support generative AI workstreams. The Company finalized a service agreement with its first customer, for the provision of HPC services from a total of 2,048 GPUs over a three-year period. On January 22, 2024, approximately 192 GPU servers (1,536 GPUs) were deployed at a specialized data center and began generating revenue. Subsequently, on February 2, 2024, approximately an additional 64 GPU servers (512 GPUs) also started revenue generation.

In the second quarter of 2024, the Company finalized an agreement to supply its existing customer with an additional 2,048 GPUs over a three-year period. The servers will be deployed at a specialized data center where the Company’s existing GPU servers are located. In late July, at the customer’s request, the Company and the customer agreed to temporarily delay the purchase order so the customer could evaluate an upgrade to newer generation Nvidia GPUs. Consequently, the Company and manufacturer postponed the purchase order. In early August, the customer made a non-refundable deposit of $30.0 million for the services to be rendered under this agreement.

Our revenue from high performance computing services was $12.2 million for the three months ended September 30, 2024. The Company issued another service credit of $0.6 million to the customer during the three months ended September 30, 2024, as compensation for decreased utilization.

Revenue from digital asset mining

We provide computing power to digital asset mining pools, and receive consideration in the form of digital assets, the value of which is determined using the market price of the related digital asset at the time of receipt. By providing computing power to successfully add a block to the blockchain, the Company is entitled to a fractional share of the digital assets award from the mining pool operator, which is based on the proportion of computing power the Company contributed to the mining pool to the total computing power contributed by all mining pool participants in solving the current algorithm.

For the three months ended September 30, 2024, we received 165.4 bitcoins from the Foundry USA Pool (“Foundry”) mining pool. As of September 30, 2024, our maximum hash rate was at an aggregate of 4.3 EH/s for our bitcoin miners. For the three months ended September 30, 2024, we recognized revenue of $10.1 million from bitcoin mining services.

For the three months ended September 30, 2023, we received 403.1 bitcoins from Foundry mining pool. As of September 30, 2023, our maximum hash rate was at an aggregate of 3.7 EH/s for our bitcoin miners. For the three months ended September 30, 2023, we recognized revenue of $11.3 million from bitcoin mining services.

Our revenues from digital asset mining services decreased by $1.2 million, or 10.6%, to $10.1 million for the three months ended September 30, 2024 from $11.3 million for the three months ended September 30, 2023. The decrease was primarily due to a decrease of 237.7 bitcoins generated from our mining business and partially offset by a higher average BTC price in the third quarter of 2024, compared to the same period in 2023. The higher average BTC price was, in part, a result of the halving of BTC, which occurred on April 19, 2024.

We expect to continue to opportunistically invest in miners to increase our hash rate capacity.

Revenue from ETH staking

During the fourth quarter of 2022, we commenced ETH staking business, in both native staking and liquid staking.

For the ETH native staking business, we previously partnered with Blockdaemon, Marsprotocol and MarsLand Global Limited (“MarsLand”). Currently, we stake ETH with Figment, using network-based smart contracts, on a node for the purpose of validating transactions and adding blocks to the network. Through these contracts, the Company stakes ETH on nodes for the purpose of validating transactions and adding blocks to the Ethereum blockchain network. The Company is able to withdraw staked ETH under contracted staking since April 12, 2023 when the announced Shanghai upgrade was completed. In exchange for staking the ETH and validating transactions on blockchain networks, the Company is entitled to block rewards and transaction fees for successfully validating or adding a block to the blockchain. These rewards are received by the Company directly from the Ethereum network and are calculated approximately based on the proportion of the Company’s stake to the total ETH staked by all validators.

In the fourth quarter of 2023, the Company terminated the native staking activities and reclaimed all staked Ethereum with Blockdaemon. Our native staking operations with Marsprotocol commenced in the first quarter of 2023 and concluded in July 2023. After ceasing operations with Marsprotocol, we initiated our native staking operations with MarsLand in August 2023. In the first quarter of 2024, we concluded our operations with MarsLand and initiated our native staking operations with Figment. As of September 30, 2024, all of native staking operations are with Figment.

For the liquid staking business, the Company has deployed ETH into Portara protocol (formerly known as Harbour) supported by liquid staking solution provider under the consortium of Blockdaemon and Stakewise, and Liquid Collective protocol supported by Coinbase. By staking, we receive receipt tokens for the ETH staked which could be redeemed to ETH or can be traded or collateralized elsewhere, at any time. In addition, we receive rETH-h for rewards earned from Portara protocol. With the introduction of staked ETH withdrawals in April 2023, we have reassessed our Ethereum network staking approaches, weighing the advantages of traditional staking against liquid staking solutions. The withdrawal feature in native staking, coupled with yields that are on par with those of liquid staking, has encouraged us to expand our collaborations with other service providers in this domain. As a result, we terminated all liquid staking activities with StakeWise in the third quarter of 2023, reclaiming all staked Ethereum along with the accumulated rewards. In the first quarter of 2024, we ceased our liquid staking activities with Liquid Collective protocol and reclaimed all our staked Ethereum. Since the first quarter of 2024, the Company has no liquid staking activities.

In the first quarter of 2024, the Company has restaked 3,008 ETH into EigenLayer, a protocol built on Ethereum that enables restaking of the already-staked ETH, through Figment. To mitigate potential risks, we restake our ETH without delegating to any operator. As of the date of this report, the reward earned from this restaking activity is not significant.

For the three months ended September 30, 2024, we earned 161.9 ETH in native staking and nil ETH in liquid staking, respectively. For the three months ended September 30, 2024, we recognized revenues of $447,004 and $nil from native staking and liquid staking, respectively.

For the three months ended September 30, 2023, we earned 115.2 ETH in native staking and 24.1 rETH-h in Portara liquid staking, respectively. For the three months ended September 30, 2023, we recognized revenues of $202,521 and $42,259 from native staking and Portara liquid staking, respectively. For the three months ended September 30, 2023, the staking reward from the Liquid Collective protocol was immaterial.

Our revenues from ETH native staking increased by $244,483, or 120.7%, to $447,004 for the three months ended September 30, 2024 from $202,521 for the three months ended September 30, 2023. The increase was primarily due to an increase of 46.7 ETH earned from staking services and an increase in the average price of ETH for the three months ended September 30, 2024 compared to the three months ended September 30, 2023.

Our revenues from ETH liquid staking decreased by $42,259, or 100%, to $nil for the three months ended September 30, 2024 from $42,259 for the three months ended September 30, 2023. The decrease was due to the termination of liquid staking activities in the first quarter of 2024.

Cost of revenue

We incur cost of revenue from our digital asset mining business, high performance computing services and ETH staking business.

The Company’s cost of revenue consists primarily of (i) direct production costs related to mining operations, including electricity costs, profit-sharing fees and other relevant costs, but excluding depreciation and amortization, which are separately stated in the Company’s consolidated statements of operations, (ii) direct production costs related to high performance computing services operations, including electricity costs, datacenter lease expense, GPU servers lease expense, and other relevant costs, but excluding depreciation and amortization, which are separately stated in the Company’s consolidated statements of operations, and (iii) direct cost related to ETH staking business including service fee and reward-sharing fees to the service providers.

Cost of revenue - high performance computing services

For the three months ended September 30, 2024 and 2023, the cost of revenue from high performance computing services was comprised of the following:

	For the Three Months Ended September 30,
	2024	2023

Electricity costs	$210,200	$-
Datacenter lease expenses	1,021,758	-
GPU servers lease expenses	3,874,752	-
Other costs	352,957	-
Total	$5,459,667	$-

Electricity costs. These expenses were incurred by the datacenter for the high performance computing equipment and were closely correlated with the number of deployed GPU servers.

For the three months ended September 30, 2024 and 2023, electricity costs totaled $0.2 million and $nil, respectively.

Datacenter lease expenses. In December 2023, we entered into a datacenter lease agreement for a fixed monthly recurring cost.

For the three months ended September 30, 2024 and 2023, datacenter lease expenses totaled $1.0 million and $nil, respectively.

GPU servers lease expenses. In 2023, we entered into a GPU servers lease agreement to support our high performance computing services. The lease payment depends on the usage of the GPU servers.

For the three months ended September 30, 2024 and 2023, GPU servers lease expenses totaled $3.9 million and $nil, respectively.

Cost of revenue - digital asset mining

For the three months ended September 30, 2024 and 2023, the cost of revenue from digital asset mining was comprised of the following:

	For the Three Months Ended September 30,
	2024	2023

Electricity costs	$8,508,918	$7,240,148
Profit-sharing fees	902,494	1,095,580
Other costs	586,619	441,505
Total	$9,998,031	$8,777,233

Electricity costs. These expenses were incurred by mining facilities for the miners in operation and were closely correlated with the number of deployed miners.

For the three months ended September 30, 2024, electricity costs increased by $1.3 million, or 18%, compared to the electricity costs incurred for the three months ended September 30, 2023. The increase primarily resulted from an increase in the number of deployed miners.

Profit-sharing fees. In 2021, we entered into hosting agreements with certain mining facilities, which included performance fees calculated as a fixed percentage of net profit generated by the miners. We refer to these fees as profit-sharing fees.

For the three months ended September 30, 2024, profit-sharing fees decreased by $0.2 million, or 18%, compared to profit-sharing fees incurred in the three months ended September 30, 2023. The decrease in profit-sharing fees was primarily due to a lower bitcoin production as a result of the halving of BTC, which occurred on April 19, 2024, partially offset by the higher average BTC price for three months ended September 30, 2024.

We expect a proportionate increase in the cost of revenue as we continue to focus on the expansion and upgrade of our miner fleet.

Cost of revenue - ETH staking business

For the three months ended September 30, 2024, cost of revenue from ETH staking business decreased by $7,551, or 39%, compared to the cost of revenue incurred for the three months ended September 30, 2023. The decrease was primarily driven by reduced service costs following a change in service provider.

Depreciation and amortization expenses

For the three months ended September 30, 2024 and 2023, depreciation and amortization expenses were $8.4 million and $3.6 million, respectively, based on an estimated useful life of three years for miners and high performance computing services equipment and five years for equipment accessories and vehicles.

General and administrative expenses

For the three months ended September 30, 2024, our general and administrative expenses, totaling $13.7 million, were primarily comprised of shared-based compensation expenses of $5.0 million, salary and bonus expenses of $1.8 million, professional and consulting expenses of $4.8 million, directors and officers insurance expenses of $0.2 million, marketing expenses of $0.6 million, and travel expenses of $0.2 million.

For the three months ended September 30, 2023, our general and administrative expenses, totaling $4.9 million, were primarily comprised of professional and consulting expenses of $1.4 million, salary and bonus expenses of $1.5 million, shared-based compensation expenses of $0.5 million, directors and officers insurance expenses of $0.2 million, marketing expenses of $0.4 million, miner transportation costs of $13,852, and employee travel expenses of $0.1 million.

Gains (losses) on digital assets

For the three months ended September 30, 2024, a loss of $21.9 million was recognized, primarily attributable to the decreases in the prices of bitcoin and ETH as of September 30, 2024.

As a result of the adoption of ASU 2023-08 effective January 1, 2024, digital assets are recorded at fair value, changes in fair value are recognized as part of net income. As described under the heading “Realized gain on exchange of digital assets”, gains on digital assets for the three months ended September 30, 2024 are not comparable to the three months ended September 30, 2023.

Realized gain on exchange of digital assets

For the three months ended September 30, 2023, we recorded a gain of $0.9 million from the exchange of 195.4 bitcoins and 4.4 ETH.

Prior to the adoption of ASU 2023-08, digital assets were classified as indefinite-lived intangible assets and were measured at cost less impairment. Subsequent increases in digital asset prices are not allowed to be recorded unless the digital asset is sold, at which point the gain is recognized in “Realized gain on exchange of digital assets” in the consolidated statements of operations. Accordingly, realized gains (losses) recognized on digital asset transactions for the three months ended September 30, 2024 are not comparable to the three months ended September 30, 2023.

Impairment of digital assets

As a result of the adoption of ASU 2023-08 effective January 1, 2024, impairment of digital assets was no longer recognized.

Impairment of digital assets was $2.1 million for the three months ended September 30, 2023. We utilized the intraday low price of digital assets in the calculation of impairment of digital assets. For the three months ended September 30, 2023, the impairment of $2.1 million was comprised of impairment of $1.4 million and $0.7 million on bitcoins and ETH, respectively.

Income tax expenses

Income tax expenses were $0.6 million for the three months ended September 30, 2024, which was mainly comprised of income tax expense of $0.5 million from our Iceland operations and $0.2 million from our U.S operations, which is partially offset by income tax benefits generated from our Canada operations. The Iceland income tax expense of $0.5 million is driven by the profits from the high performance computing services. The income tax expense of $0.2 million in the U.S. is mainly due to the Global Intangible Low Taxed Income.

Income tax expenses were $102,927 for the three months ended September 30, 2023, which was comprised of income tax expenses of $259 from our U.S. operations and income tax expenses of $102,668 from our Hong Kong operations.

Net income (loss) and earnings (loss) per share

For the three months ended September 30, 2024, our net loss was $38.8 million, representing a change of $31.6 million from a net loss of $7.2 million for the three months ended September 30, 2023.

Basic and diluted loss per share was $0.26 and $0.26 for the three months ended September 30, 2024, respectively. Basic and diluted loss per share was $0.08 and $0.08 for the three months ended September 30, 2023, respectively.

Basic and diluted weighted average number of shares was 149,684,237 and 149,684,237 for the three months ended September 30, 2024, respectively. Basic and diluted weighted average number of shares was 88,987,799 and 88,987,799 for the three months ended September 30, 2023, respectively.

The following table summarizes the results of our operations during the nine months ended September 30, 2024 and 2023, respectively, and provides information regarding the dollar increase or (decrease) during the period.

	For the Nine Months Ended September 30,		Variance in
	2024	2023	Amount

Revenues
Revenue - digital asset mining	$48,081,874	$28,441,394	$19,640,480
Revenue - high performance computing services	32,718,083	-	32,718,083
Revenue - ETH staking	1,146,562	421,048	725,514
Total revenues	81,946,519	28,862,442	53,084,077

Operating costs and expenses
Cost of revenue (exclusive of depreciation and amortization shown below)
Cost of revenue - digital asset mining	(33,520,804)	(19,596,130)	(13,924,674)
Cost of revenue - high performance computing services	(13,212,295)	-	(13,212,295)
Cost of revenue - ETH staking	(52,496)	(29,544)	(22,952)
Depreciation and amortization expenses	(23,575,637)	(10,994,773)	(12,580,864)
General and administrative expenses	(25,118,009)	(15,421,357)	(9,696,652)
Gains on digital assets	12,277,384	-	12,277,384
Realized gains on exchange of digital assets	-	10,204,931	(10,204,931)
Impairment of digital assets	-	(5,731,861)	5,731,861
Total operating expenses	(83,201,857)	(41,568,734)	(41,633,123)

Loss from operations	(1,255,338)	(12,706,292)	11,450,954

Loss from disposal of property and equipment	-	(56,751)	56,751
Gain from sale of investment security	-	8,220	(8,220)
Other income, net	3,335,970	1,151,367	2,184,603
Total other income, net	3,335,970	1,102,836	2,233,134

Income (loss) before income taxes	2,080,632	(11,603,456)	13,684,088

Income tax expenses	(2,747,361)	(265,997)	(2,481,364)
Net loss	$(666,729)	$(11,869,453)	$11,202,724

Revenue

We generate revenues from high performance computing services, digital asset mining, and ETH staking.

Revenue from high performance computing services

In the fourth quarter of 2023, we initiated Bit Digital AI, a new business line to provide high performance computing services to support generative AI workstreams. The Company finalized a service agreement with its first customer, for the provision of HPC services from a total of 2,048 GPUs over a three-year period. On January 22, 2024, approximately 192 GPU servers (equivalent to 1,536 GPUs) were deployed at a specialized data center and began generating revenue, and subsequently on February 2, 2024, approximately an additional 64 GPU servers (equivalent to 512 GPUs) also started revenue generation.

In the second quarter of 2024, the Company finalized an agreement to supply its existing customer with an additional 2,048 GPUs over a three-year period. The servers are deployed at a specialized data center in Iceland where the Company’s existing AI servers are located. In late July, at the customer’s request, the Company and the customer agreed to temporarily delay the purchase order so the customer could evaluate an upgrade to newer generation Nvidia GPUs. Consequently, the Company and manufacturer postponed the purchase order. In early August, the customer made a non-refundable deposit of $30.0 million for the services to be rendered under this agreement.

Our revenue from high performance computing services was $32.7 million for the nine months ended September 30, 2024. The Company issued a service credit of $1.3 million to its HPC customer, during the three months ended March 31, 2024, as compensation for decreased utilization during the initial deployment period, which included testing and optimization phases. Subsequently, the Company issued another service credit of $0.6 million to the customer during the three months ended September 30, 2024, as compensation for decreased utilization.

Revenue from digital asset mining

We provide computing power to digital asset mining pools, and receive consideration in the form of digital assets, the value of which is determined using the market price of the related digital asset at the time of receipt. By providing computing power to successfully add a block to the blockchain, the Company is entitled to a fractional share of the digital assets award from the mining pool operator, which is based on the proportion of computing power the Company contributed to the mining pool to the total computing power contributed by all mining pool participants in solving the current algorithm.

For the nine months ended September 30, 2024, we received 820.3 bitcoins from the Foundry USA Pool (“Foundry”) mining pool. As of September 30, 2024, our maximum hash rate was at an aggregate of 4.3 EH/s for our bitcoin miners. For the nine months ended September 30, 2024, we recognized revenue of $48.1 million from bitcoin mining services.

For the nine months ended September 30, 2023, we received 1,083.5 bitcoins from Foundry mining pool. As of September 30, 2023, our maximum hash rate was at an aggregate of 3.7 EH/s for our bitcoin miners. For the nine months ended September 30, 2023, we recognized revenue of $28.4 million from bitcoin mining services.

Our revenues from digital asset mining services increased by $19.7 million, or 69.1%, to $48.1 million for the nine months ended September 30, 2024 from $28.4 million for the nine months ended September 30, 2023. The increase was primarily due to a higher average BTC price in the third quarter of 2024, compared to the same period in 2023 and partially offset by a decrease of 263.2 bitcoins generated from our mining business. The higher average BTC price and the decrease in bitcoin generation were, in part, a result of the halving of BTC, which occurred on April 19, 2024.

We expect to continue to opportunistically invest in miners to increase our hash rate capacity.

Revenue from ETH staking

During the fourth quarter of 2022, we commenced ETH staking business, in both native staking and liquid staking.

For the ETH native staking business, we previously partnered with Blockdaemon, Marsprotocol and MarsLand Global Limited (“MarsLand”). Currently, we stake ETH with Figment, using network-based smart contracts, on a node for the purpose of validating transactions and adding blocks to the network. Through these contracts, the Company stakes ETH on nodes for the purpose of validating transactions and adding blocks to the Ethereum blockchain network. The Company is able to withdraw staked ETH under contracted staking since April 12, 2023 when the announced Shanghai upgrade was completed. In exchange for staking the ETH and validating transactions on blockchain networks, the Company is entitled to block rewards and transaction fees for successfully validating or adding a block to the blockchain. These rewards are received by the Company directly from the Ethereum network and are calculated approximately based on the proportion of the Company’s stake to the total ETH staked by all validators.

In the fourth quarter of 2023, the Company terminated the native staking activities and reclaimed all staked Ethereum with Blockdaemon. Our native staking operations with Marsprotocol commenced in the first quarter of 2023 and concluded in July 2023. After ceasing operations with Marsprotocol, we initiated our native staking operations with MarsLand in August 2023. In the first quarter of 2024, we concluded our operations with MarsLand and initiated our native staking operations with Figment in the first quarter of 2024. As of September 30, 2024, all of native staking operations are with Figment.

For the liquid staking business, the Company has deployed ETH into Portara protocol (formerly known as Harbour) supported by liquid staking solution provider under the consortium of Blockdaemon and Stakewise, and Liquid Collective protocol supported by Coinbase. By staking, we receive receipt tokens for the ETH staked which could be redeemed to ETH or can be traded or collateralized elsewhere, at any time. In addition, we receive rETH-h for rewards earned from Portara protocol. With the introduction of staked ETH withdrawals in April 2023, we reassessed our Ethereum network staking approaches, weighing the advantages of traditional staking against liquid staking solutions. The withdrawal feature in native staking, coupled with yields that are on par with those of liquid staking, has encouraged us to expand our collaborations with other service providers in this domain. As a result, we terminated all liquid staking activities with StakeWise in the third quarter of 2023, reclaiming all staked Ethereum along with the accumulated rewards. In the first quarter of 2024, we ceased our liquid staking activities with Liquid Collective protocol and reclaimed all our staked Ethereum. Since the first quarter of 2024, the Company has no liquid staking activities.

In the first quarter of 2024, the Company has restaked 3,008 ETH into EigenLayer, a protocol built on Ethereum that enables restaking of the already-staked ETH, through Figment. To mitigate potential risks, we restake our ETH without delegating to any operator. As of the date of this report, the reward earned from this restaking activity is not significant

For the nine months ended September 30, 2024, we earned 382.4 ETH in native staking and 1.3 ETH in liquid staking, respectively. For the nine months ended September 30, 2024, we recognized revenues of $1,142,059 and $4,503 from native staking and liquid staking, respectively.

For the nine months ended September 30, 2023, we earned 160.2 ETH in native staking and 78.7 rETH-h in Portara liquid staking, respectively. For the nine months ended September 30, 2023, we recognized revenues of $283,402 and $137,646 from native staking and Portara liquid staking, respectively. For the nine months ended September 30, 2023, the staking reward from the Liquid Collective protocol was immaterial.

Our revenues from ETH native staking increased by $858,657, or 303.0%, to $1,142,059 for the nine months ended September 30, 2024 from $283,402 for the nine months ended September 30, 2023. The increase was primarily due to an increase 222.2 ETH earned from staking services and an increase in the average price of ETH for the nine months ended September 30, 2024 compared to the nine months ended September 30, 2023.

Our revenues from ETH liquid staking decreased by $133,143, or 96.7%, to $4,503 for the nine months ended September 30, 2024 from $137,646 for the nine months ended September 30, 2023. The decrease was due to the termination of liquid staking activities in the first quarter of 2024.

Cost of revenue

We incur cost of revenue from our digital asset mining business, high performance computing services, and ETH staking business.

The Company’s cost of revenue consists primarily of (i) direct production costs related to mining operations, including electricity costs, profit-sharing fees and other relevant costs, but excluding depreciation and amortization, which are separately stated in the Company’s consolidated statements of operations, (ii) direct production costs related to high performance computing services operations, including electricity costs, datacenter lease expense, GPU servers lease expense, and other relevant costs, but excluding depreciation and amortization, which are separately stated in the Company’s consolidated statements of operations, and (iii) direct cost related to ETH staking business including service fee and reward-sharing fees to the service providers.

Cost of revenue - high performance computing services

For the nine months ended September 30, 2024 and 2023, the cost of revenue from high performance computing services was comprised of the following:

	For the Nine Months Ended September 30,
	2024	2023

Electricity costs	$436,621	$-
Datacenter lease expenses	2,327,868	-
GPU servers lease expenses	9,786,992	-
Other costs	660,814	-
Total	$13,212,295	$-

Electricity costs. These expenses were incurred by the datacenter for the high performance computing equipment and were closely correlated with the number of deployed GPU servers.

For the nine months ended September 30, 2024 and 2023, electricity costs totaled $0.4 million and $nil, respectively.

Datacenter lease expenses. In December 2023, we entered into a datacenter lease agreement for a fixed monthly recurring cost.

For the nine months ended September 30, 2024 and 2023, datacenter lease expenses totaled $2.3 million and $nil, respectively.

GPU servers lease expenses. In 2023, we entered into a GPU servers lease agreement to support our high performance computing services. The lease payment depends on the usage of the GPU servers.

For the nine months ended September 30, 2024 and 2023, GPU servers lease expenses totaled $9.8 million and $nil, respectively.

Cost of revenue - digital asset mining

For the nine months ended September 30, 2024 and 2023, the cost of revenue from digital asset mining was comprised of the following:

	For the Nine Months Ended September 30,
	2024	2023

Electricity costs	$23,773,620	$15,470,146
Profit-sharing fees	7,879,937	3,337,415
Other costs	1,867,247	788,569
Total	$33,520,804	$19,596,130

Electricity costs. These expenses were incurred by mining facilities for the miners in operation and were closely correlated with the number of deployed miners.

For the nine months ended September 30, 2024, electricity costs increased by $8.3 million, or 54%, compared to the electricity costs incurred for the nine months ended September 30, 2023. The increase primarily resulted from an increase in the number of deployed miners.

Profit-sharing fees. In 2021, we entered into hosting agreements with certain mining facilities, which included performance fees calculated as a fixed percentage of net profit generated by the miners. We refer to these fees as profit-sharing fees.

For the nine months ended September 30, 2024, profit-sharing fees increased by $4.5 million, or 136%, compared to profit-sharing fees incurred in the nine months ended September 30, 2023. The increase in profit-sharing fees was primarily due to the higher average BTC price for nine months ended September 30, 2024, partially offset by a lower bitcoin production as a result of the halving of BTC, which occurred on April 19, 2024.

We expect a proportionate increase in the cost of revenue as we continue to focus on the expansion and upgrade of our miner fleet.

Cost of revenue - ETH staking business

For the nine months ended September 30, 2024, cost of revenue from ETH staking business increased by $22,952, or 78%, compared to the cost of revenue incurred for the nine months ended September 30, 2023. The increase primarily resulted from increased service costs due to the increased number of staked ETH.

Depreciation and amortization expenses

For the nine months ended September 30, 2024 and 2023, depreciation and amortization expenses were $23.6 million and $11.0 million, respectively, based on an estimated useful life of three years for miners and high performance computing services equipment and five years for equipment accessories and vehicles.

General and administrative expenses

For the nine months ended September 30, 2024, our general and administrative expenses, totaling $25.1 million, were primarily comprised of shared-based compensation expenses of $5.9 million, salary and bonus expenses of $3.8 million, professional and consulting expenses of $9.6 million, directors and officers insurance expenses of $0.6 million, marketing expenses of $1.3 million, and travel expenses of $0.7 million.

For the nine months ended September 30, 2023, our general and administrative expenses, totaling $15.4 million, were primarily comprised of professional and consulting expenses of $3.9 million, salary and bonus expenses of $4.2 million, shared-based compensation expenses of $1.1 million, directors and officers insurance expenses of $1.5 million, and marketing expenses of $1.1 million, employee travel expenses of $0.5 million, and miner transportation costs of $0.2 million.

Gain (loss) on digital assets

For the nine months ended September 30, 2024, a gain of $12.3 million was recognized, primarily attributable to the increases in the prices of bitcoin and ETH as of September 30, 2024.

As a result of the adoption of ASU 2023-08 effective January 1, 2024, digital assets are recorded at fair value, changes in fair value are recognized as part of net income. As described under the heading “Realized gain on exchange of digital assets”, gains on digital assets for the nine months ended September 30, 2024 are not comparable to the nine months ended September 30, 2023.

Realized gain on exchange of digital assets

For the nine months ended September 30, 2023, we recorded a gain of $10.2 million from the exchange of 1,209.0 bitcoins and 3,006.7 ETH.

Prior to the adoption of ASU 2023-08, digital assets were classified as indefinite-lived intangible assets and were measured at cost less impairment. Subsequent increases in digital asset prices are not allowed to be recorded unless the digital asset is sold, at which point the gain is recognized in “Realized gain on exchange of digital assets” in the consolidated statements of operations. Accordingly, realized gains (losses) recognized on digital asset transactions for the nine months ended September 30, 2024 are not comparable to the nine months ended September 30, 2023.

Impairment of digital assets

As a result of the adoption of ASU 2023-08 effective January 1, 2024, impairment of digital assets was no longer recognized.

Impairment of digital assets was $5.7 million for the nine months ended September 30, 2023. We utilized the intraday low price of digital assets in the calculation of impairment of digital assets. For the nine months ended September 30, 2023, the impairment of $5.7 million was comprised of impairment of $4.0 million and $1.7 million on bitcoins and ETH, respectively.

Other income, net

Other income, net was $3.3 million and $1.2 million for the nine months ended September 30, 2024 and 2023, respectively. Other income, net for the nine months ended September 30, 2024, was primarily comprised of unrealized gains from investment securities of $1.2 million, interest income of $1.1 million, interest income related to net investment in lease of $0.3 million, and performance fee income of $0.7 million, offset by loss from disposal of a subsidiary of $1.0 million. Other income, net for the nine months ended September 30, 2023, was primarily comprised of the sales of Antminer coupons of $0.7 million, and interest income of $0.3 million.

Income tax expenses

Income tax expenses were $2.7 million for the nine months ended September 30, 2024, which was comprised of income tax expenses of $1.0 million from our Canada operations, income tax expense of $1.5 million from our Iceland operations, and $0.2 million from our U.S. operations. The income tax expense of $1.0 million from Canada is primarily driven by the increased deferred tax liability due to a higher basis difference in digital assets resulting from the adoption of ASU 2023-08. The Iceland income tax expense of $1.5 million is driven by the profits from the high performance computing services. The income tax in the U.S. is mainly due to the Global Intangible Low Taxed Income.

Income tax expenses were $265,997 for the nine months ended September 30, 2023, which was comprised of income tax expenses of $5,606 from our U.S. operations and income tax expenses of $260,391 from our Hong Kong operations. The tax expense from Hong Kong is partially driven by the additional accrued penalty related to uncertain Hong Kong profits tax positions due to offshore non-taxable claim lodged on the business profits and tax deduction claim on share-based compensation which are both, however, subject to review and approval by the Hong Kong tax authority, and partially from the income tax assessed on the profits generated in Hong Kong.

Net income (loss) and earnings (loss) per share

For the nine months ended September 30, 2024, our net loss was $0.7 million, representing a change of $11.2 million from a net loss of $11.9 million for the nine months ended September 30, 2023.

Basic and diluted loss per share was $0.01 and $0.01 for the nine months ended September 30, 2024, respectively. Basic and diluted loss per share was $0.14 and $0.14 for the nine months ended September 30, 2023, respectively.

Basic and diluted weighted average number of shares was 130,917,218 and 130,917,218 for the nine months ended September 30, 2024, respectively. Basic and diluted weighted average number of shares was 84,887,211 and 84,887,211 for the nine months ended September 30, 2023, respectively.

Discussion of Certain Balance Sheet Items

The following table sets forth selected information from our consolidated balance sheets as of September 30, 2024 and December 31, 2023. This information should be read together with our consolidated financial statements and related notes included elsewhere in this report.

	September 30,	December 31,	Variance in
	2024	2023	Amount
ASSETS
Current Assets
Cash and cash equivalents	$103,182,367	$16,860,934	$86,321,433
Restricted cash	2,404,150	1,320,000	1,084,150
Accounts receivable, net	3,910,976	-	3,910,976
USDC	370,126	405,596	(35,470)
Digital assets	117,603,304	40,456,083	77,147,221
Digital assets held in fund	-	6,115,538	(6,115,538)
Net investment in lease - current	1,509,292	-	1,509,292
Other current assets	29,510,799	18,188,032	11,322,767
Total Current Assets	258,491,014	83,346,183	175,144,831

Loans receivable	400,000	400,000	-
Deposits for property and equipment	100,000	4,227,371	(4,127,371)
Property and equipment, net	66,477,208	81,474,649	(14,997,441)
Operating lease right-of-use assets	11,306,842	6,216,255	5,090,587
Net investment in lease - non-current	2,239,235	-	2,239,235
Investment securities	28,662,772	4,373,685	24,289,087
Other non-current assets	8,292,989	9,290,239	(997,250)
Total Assets	$375,970,060	$189,328,382	$186,641,678

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable	$3,734,746	$2,316,343	$1,418,403
Deferred Revenue	30,000,000	13,073,449	16,926,551
Current portion of operating lease liability	4,138,871	1,864,779	2,274,092
Income tax payable	1,336,177	50,973	1,285,204
Other payables and accrued liabilities	9,813,019	9,775,718	37,301
Total Current Liabilities	49,022,813	27,081,262	21,941,551

Other long-term liabilities	-	1,883,333	(1,883,333)
Non-current portion of operating lease liability	7,167,971	4,351,476	2,816,495
Long-term income tax payable	3,196,204	3,196,204	-
Deferred tax liability	1,566,408	112,251	1,454,157

Total Liabilities	$60,953,396	$36,624,526	$24,328,870

Cash and cash equivalents

Cash and cash equivalents primarily consist of funds deposited with banks, which are highly liquid and are unrestricted to withdrawal or use. The total balance of cash and cash equivalents were $103.2 million and $16.9 million as of September 30, 2024 and December 31, 2023, respectively. The increase in the balance of cash and cash equivalents was a result of net cash of $20.3 million used in operating activities, and net cash of $24.0 million used in investing activities, partially offset by net cash of $131.7 million provided by financing activities.

Accounts receivable, net

Accounts receivable consists of amounts due from our high performance computing services customer. The total balance of accounts receivable was $3.9 million and $nil as of September 30, 2024 and December 31, 2023, respectively. The increase in the balance of accounts receivable is attributable to the unpaid invoice from our HPC customer.

USDC

USD Coin (“USDC”) is accounted for as a financial instrument; one USDC can be redeemed for one U.S. dollar on demand from the issuer. The balance of USDC was $0.4 million and $0.4 million as of September 30, 2024 and December 31, 2023, respectively. The small decrease in the balance of USDC was primarily due to payment of other expenses of $1.6 million, payment of service charges of $0.1 million, partially offset by the collection of USDC of $1.7 million from exchange of BTC.

Digital assets

Digital assets primarily consist of BTC and ETH. For the nine months ended September 30, 2024, we earned digital assets from mining services and ETH staking services. We exchanged BTC into ETH or USDC, exchanged BTC and ETH into cash, or used BTC and ETH to pay certain operating costs and other expenses. Digital assets held are accounted for as intangible assets measured at fair value, with changes in fair value recorded in net income in each reporting period.

As compared with the balance as of December 31, 2023, the balance of digital assets as of September 30, 2024 increased by $77.1 million, which was primarily attributable to the cumulative effect of the adoption of ASU 2023-08 of $21.2 million, change in fair value of $13.0 million, and generation of bitcoins of $48.1 million from our mining business, partially offset by exchange of bitcoins of $1.0 million into USDC, and payment of bitcoin for service charges of $5.0 million,

Digital assets held in fund

Digital assets held in fund consists of an investment made by the Company in Bit Digital Innovation Master Fund SPC Ltd and included in current assets in the consolidated balance sheets under the caption “Digital assets held in Fund” as of June 30, 2024. On July 1, 2024, the Company disposed its BVI entities associated with the previous fund operation (See Note 18, Disposition of Bit Digital Investment Management Limited and Bit Digital Innovation Master Fund Spc Limited, for more information). As a result, the Company no longer consolidates the fund, and the investment is now classified under investment securities as Investment in Innovation Fund. Refer to Note 9 – Investment Securities for more information.

As of September 30, 2024, the total balance of this investment was $nil million, compared to $6.1 million as of December 31, 2023.

Loans Receivable

Loans receivable consist of a loan issued by the Company to a third party. The total balance of loans receivable was $0.4 million and $0.4 million as of September 30, 2024 and December 31, 2023, respectively.

Net investment in lease

Net investment in lease represents the present value of the lease payments not yet received from lessee. The current and non-current balance of net investment in lease was $1.5 million and $2.2 million, respectively as of September 30, 2024. The current and non-current balance of net investment in lease was $nil and $nil, respectively as of December 31, 2023.

Deposits for property and equipment

The deposits for property and equipment consists of advance payments for property and equipment. The balance was derecognized once the control of the property and equipment was transferred to and obtained by us.

Compared with December 31, 2023, the balance as of September 30, 2024 decreased $4.1 million, mainly due to the receipt of property and equipment of $11.3 million, offset by prepayment of $8.3 million for property and equipment.

Property and equipment, net

Property and equipment was primarily comprised of BTC miners and high performance computing equipment, both with an estimated 3-year useful life.

As of September 30, 2024, we had 50,044 bitcoin miners with a net book value of $23.7 million. As of December 31, 2023, we had 46,548 bitcoin miners with a net book value of $30.2 million.

As of September 30, 2024, the high performance computing equipment had a net book value of $40.4 million. As of December 31, 2023, construction in progress of $51.0 million represented HPC equipment received but not yet placed into service. This amount was reclassified to property and equipment as the assets were put into service in January 2024.

Operating lease right-of-use assets and operating lease liability

As of September 30, 2024, the Company’s operating lease right-of-use assets and operating lease liability were $11.3 million and $11.3 million respectively. As of December 31, 2023, the Company’s operating lease right-of-use assets and operating lease liability were $6.2 million and $6.2 million, respectively. The increase in operating lease right-of-use assets and operating lease liability of $5.1 million was due to the additional capacity lease for our high performance computing service of $6.4 million and a new office lease of $0.4 million, partially offset by the amortization of the operating lease right-of-use assets totaling $1.7 million for the nine months ended September 30, 2024.

Investment Securities

As of September 30, 2024, our portfolio consists of investments in three funds, a privately held company via a simple agreement for future equity (“SAFE”), and four privately held companies over which the Company neither has control nor significant influence. The total balance of investment securities was $28.7 million and $4.4 million as of September 30, 2024, and December 31, 2023, respectively. The increase of $24.3 million in the value of our investment securities was mainly driven by investment of $15.9 million in AI Innovation Fund, investment of $6.7 million in Innovation Fund, investment of $1.0 million in a SAFE, investment of $0.1 million in one equity investee, and upward fair value adjustments of $0.6 million for the Nine Blocks investment.

Accounts payable

Accounts payable primarily consists of amounts due for maintenance costs related to our digital asset mining and high performance computing services. Compared with December 31, 2023, the balance of accounts payable increased by $1.4 million, largely due to the unpaid bills for our digital asset mining and high performance computing services in the nine months ended September 30, 2024.

Deferred revenue

Deferred revenue pertains to prepayments received from a customer for high performance computing services.

As of September 30, 2024, the Company’s deferred revenue was $30.0 million, compared to $13.1 million as of December 31, 2023. The increase in deferred revenue of $16.9 million reflects a $30.0 million prepayment from a customer for high performance computing services to be rendered in 2025, partially offset by the recognition of $13.1 million in revenue related to the successful fulfillment of performance obligations from our high performance computing services commenced in January 2024.

Long-term income tax payable

Compared with December 31, 2023, the balance as of September 30, 2024 did not change as no incremental penalty was accrued on the existing unrecognized tax benefits for the nine months ended September 30, 2024. Refer to Note 13, Income Taxes, for more information.

Non-GAAP Financial Measures

In addition to consolidated U.S. GAAP financial measures, we consistently evaluate our use of and calculation of the non-GAAP financial measures, such as “Adjusted EBITDA”.

EBITDA is computed as net income before interest, taxes, depreciation, and amortization. Adjusted EBITDA is a financial measure defined as our EBITDA adjusted to eliminate the effects of certain non-cash and / or non-recurring items that do not reflect our ongoing strategic business operations, which management believes results in a performance measurement that represents a key indicator of the Company’s core business operations. The adjustments currently include fair value adjustments such as investment securities value changes and non-cash share-based compensation expenses, in addition to other income and expense items.

We believe Adjusted EBITDA can be an important financial measure because it allows management, investors, and our board of directors to evaluate and compare our operating results, including our return on capital and operating efficiencies, from period-to-period by making such adjustments.

Adjusted EBITDA is provided in addition to and should not be considered to be a substitute for, or superior to net income, the comparable measures under U.S. GAAP. Further, Adjusted EBITDA should not be considered as an alternative to revenue growth, net income, diluted earnings per share or any other performance measure derived in accordance with U.S. GAAP, or as an alternative to cash flow from operating activities as a measure of our liquidity. Adjusted EBITDA has limitations as an analytical tool, and you should not consider such measures either in isolation or as substitutes for analyzing our results as reported under U.S. GAAP.

Reconciliations of Adjusted EBITDA to the most comparable U.S. GAAP financial metric for historical periods are presented in the table below:

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2024	2023	2024	2023

Reconciliation of non-GAAP loss from operations:
Net loss	$(38,795,486)	$(7,182,138)	$(666,729)	$(11,869,453)
Depreciation and amortization expenses	8,383,055	3,623,573	23,575,637	10,994,773
Income tax expenses	628,230	102,927	2,747,361	265,997
EBITDA	(29,784,201)	(3,455,638)	25,656,269	(608,683)

Adjustments:
Share based compensation expenses	4,995,017	527,107	5,911,352	1,140,882
Loss from divesture of a subsidiary	978,938	-	978,938	-
Changes in fair value of long-term investments	2,040,185	(6,329)	(1,173,549)	(74,055)
Net loss from disposal of property and equipment	-	56,751	-	56,751
Gain from sale of investment security	-	(8,220)	-	(8,220)
Adjusted EBITDA	$(21,770,061)	$(2,886,329)	$31,373,010	$506,675

Liquidity and capital resources

As of September 30, 2024, we had working capital of $209.5 million which includes USDC of $0.4 million and digital assets of $117.6 million as compared with working capital of $56.3 million as of December 31, 2023. Working capital is the difference between the Company’s current assets and current liabilities.

On October 11, 2024, the Company acquired all of the issued and outstanding capital stock of Enovum Data Centers Corp. in a transaction valued at approximately CAD 62.8 million (approximately 46.0 million).

To date, we have financed our operations primarily through cash flows from operations, and equity financing through public and private offerings of our securities. We plan to support our future operations primarily from cash generated from our operations and equity financings. We may also consider debt, preferred and convertible financing on favorable terms.

We have sold and intend to continue to offer and sell equity securities from time to time in one or more offerings at the market (ATM) at prices and on terms which the Company will then determine for an initial aggregate offering price of $500 million pursuant to a registration statement on Form F-3 declared effective by the SEC on May 4, 2022.

Under the Company’s Purchase Agreement with Ionic Ventures LLC, the Company had the right, but not the obligation, to sell to Ionic up to $22 million of registered Ordinary Shares.

In May and June 2023, the Company issued an aggregate of 2,401,776 ordinary shares to Ionic Ventures LLC for gross proceeds of $7.0 million. The Company received net proceeds of approximately $6.7 million after deducting commissions payable to the placement agent.

In July and August 2023, the Company issued an aggregate of 4,345,887 ordinary shares to Ionic Ventures LLC for gross proceeds of $15.0 million. The Company received net proceeds of $14.3 million after deducting commissions payable to the placement agent.

In August and September 2023, the Company sold an aggregate of 781,602 ordinary shares in connection with the at-the-market offering. The Company received net proceeds of $1.9 million, net of offering costs.

In the fourth quarter of 2023, the Company sold an aggregate of 13,962,424 ordinary shares in connection with the at-the-market offering. The Company received net proceeds of $43.3 million, net of offering costs.

In the first quarter of 2024, the Company sold an aggregate of 12,871,934 ordinary shares in connection with the at-the-market offering. The Company received net proceeds of $38.7 million, net of offering costs.

In the second quarter of 2024, the Company sold an aggregate of 16,237,292 ordinary shares in connection with the at-the-market offering. The Company received net proceeds of $41.6 million, net of offering costs.

In the third quarter of 2024, the Company sold an aggregate of 14,025,827 ordinary shares in connection with the at-the-market offering. The Company received net proceeds of $51.4 million, net of offering costs.

Revenue from Operations

Funding our operations on a going-forward basis will rely significantly on the revenue earned from our high performance computing services, our ability to continue to mine digital assets and the spot or market price of the digital assets we mine, as well as our ability to earn ETH rewards from ETH staking business and the spot or market price of ETH.

In November 2023, as amended on December 12, 2023, the Company finalized a service agreement to supply its initial HPC customer with services over a three-year period. On January 10, 2024, the Company announced it had increased the size of its contract for up to an aggregate of 2,048 GPUs worth more than $50 million of annualized revenues to the Company. On January 23, 2024 the Company announced that its Bit Digital AI business commenced generating revenue.

On June 25, 2024, the Company announced that it had finalized an agreement to supply its existing customer with an additional 2,048 GPUs over a three-year term commencing upon deployment. With this agreement, the Company will supply this customer with a total of 4,096 GPUs for the respective three-year periods, amounting to total revenue of approximately $275 million, or $92 million on an annualized basis. In late July, at the customer’s request, the Company and the customer agreed to temporarily delay the purchase order so the customer could evaluate an upgrade to newer generation Nvidia GPUs. Consequently, the Company and manufacturer postponed the purchase order. In early August, the customer made a non-refundable prepayment of $30.0 million for the services to be rendered under this agreement.

On November 4, 2024, the Company announced it had executed a Master Services and Lease Agreement (“MSA”) with Boosteroid Inc. (“Boosteroid”), a global cloud gaming provider and new customer of Bit Digital’s HPC Services Business Segment. Bit Digital previously announced that it had signed a binding term sheet with Boosteroid on August 19, 2024. Bit Digital had finalized a purchase order for the starting quantity of GPUs. The initial order of 300 GPUs is expected to generate approximately $4.6 million in revenue to Bit Digital over the five-year term, or approximately $0.9 million per year. Bit Digital expects the GPUs to be delivered to respective data centers across the U.S. and begin earning revenue by the end of November 2024. The MSA provides Boosteroid with the option to expand in increments of 100 servers, up to 50,000 servers, representing a potential $700 million revenue opportunity for Bit Digital over the five-year term, contingent on deployment plans and market conditions.

We expect to also generate ongoing revenues from the production of digital assets, primarily bitcoin. Our ability to liquidate digital assets at future values will be evaluated from time to time to generate cash for operations. Generating digital assets, for example, with spot market values which exceed our production and other costs, will determine our ability to report profit margins related to such mining operations. Furthermore, regardless of our ability to generate revenue from our high performance computing services, or our digital assets, we may need to raise additional capital in the form of equity or debt to fund our operations and pursue our business strategy, including purchases in order to fund our high performance computing services.

The ability to raise funds as equity, debt or conversion of digital assets to maintain our operations is subject to many risks and uncertainties and, even if we are successful, future equity issuances would result in dilution to our existing stockholders and any future debt or debt securities may contain covenants that limit our operations or ability to enter into certain transactions. Our ability to realize revenue through digital asset production and successfully convert digital assets into cash or fund overhead with digital assets is subject to a number of risks, including regulatory, financial and business risks, many of which are beyond our control. Additionally, the value of digital asset rewards has historically been extremely volatile, and future prices cannot be predicted.

If we are unable to generate sufficient revenue when needed or secure additional funding, it may become necessary to significantly reduce our current rate of expansion or to explore other strategic alternatives.

Cash flows

	For the Nine Months Ended September 30,
	2024	2023
Net Cash Used in Operating Activities	$(20,311,102)	$(23,234,474)
Net Cash Used in Investing Activities	(23,992,679)	(10,795,265)
Net Cash Provided by Financing Activities	131,709,364	22,145,888
Net increase (decrease) in cash, cash equivalents and restricted cash	87,405,583	(11,883,851)
Cash, cash equivalents and restricted cash, beginning of period	18,180,934	34,011,060
Cash, cash equivalents and restricted cash, end of period	$105,586,517	$22,127,209

Operating Activities

Net cash used in operating activities was $20.3 million for the nine months ended September 30, 2024, derived mainly from (i) a net loss of $0.4 million for the nine months ended September 30, 2024 adjusted for digital assets of $48.1 million from our mining services, depreciation expenses of property and equipment of $23.6 million, and gains on digital assets of $12.3 million, and (ii) net changes in our operating assets and liabilities, principally comprising of an increase in deferred revenue of $16.9 million, increase in accounts receivable of $3.9 million, increase in other payable and accrued liabilities of $0.3 million, an increase in net investment in lease of $3.7 million, an increase in accounts payable of $5.1 million, an increase in other current assets of $6.2 million, and an decrease in other non-current assets of $1.0 million.

Net cash used in operating activities was $23.2 million for the nine months ended September 30, 2023, derived mainly from (i) a net loss of $11.9 million for the nine months ended September 30, 2023 adjusted for digital assets of $28.4 million from our mining services, depreciation expenses of property and equipment of $11.0 million, gain from exchange of digital assets of $10.2 million, and impairment of digital assets of $5.7 million, and (ii) net changes in our operating assets and liabilities, principally comprising of a decrease in digital assets and stable coins of $11.8 million as net proceeds from sales of and payments of digital assets and stable coins.

Investing Activities

Net cash used in investing activities was $24.0 million for the nine months ended September 30, 2024, primarily attributable to purchases of and deposits made for property and equipment of $7.2 million, investment in a SAFE of $1.0 million and investment in two equity investees of $16.0 million.

Net cash used in investing activities was $10.8 million for the nine months ended September 30, 2023, primarily attributable to purchases of and deposits made for bitcoin miners of $8.3 million, investment of $2.2 million in three equity investments and loans of $0.4 million made to one third party and proceeds of $90 thousand from divestment of an equity investment.

Financing Activities

Net cash provided by financing activities was $131.7 million for the nine months ended September 30, 2024, attributable to net proceeds of $131.7 million from the at-the-market offering.

Net cash provided by financing activities was $22.1 million for the nine months ended September 30, 2023, primarily attributable net proceeds of $21.0 million from direct offering with Ionic Ventures, an institutional investor, and $1.9 million from issuance of common stock, partially offset by the payment of dividends of $0.8 million to the related party preferred shareholder.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our unaudited condensed consolidated financial statements. These financial statements are prepared in accordance with U.S. GAAP, which requires the Company to make estimates and assumptions that affect the reported amounts of our assets, liabilities, revenues, and expenses, to disclose contingent assets and liabilities on the dates of the unaudited condensed consolidated financial statements, and to disclose the reported amounts of revenues and expenses incurred during the financial reporting periods. The most significant estimates and assumptions include the valuation of digital assets and other current assets, useful lives of property and equipment, the recoverability of long-lived assets, provision necessary for contingent liabilities and realization of deferred tax assets. We continue to evaluate these estimates and assumptions that we believe to be reasonable under the circumstances. We rely on these evaluations as the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates as a result of changes in our estimates. Some of our accounting policies require higher degrees of judgment than others in their application. We believe critical accounting policies as disclosed in this release reflect the more significant judgments and estimates used in preparation of our unaudited condensed consolidated financial statements.

BIT DIGITAL, INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

As of September 30, 2024 and December 31, 2023

(Expressed in US dollars, except for the number of shares)

	September 30,	December 31,
	2024	2023
ASSETS
Current Assets
Cash and cash equivalents	$103,182,367	$16,860,934
Restricted cash	2,404,150	1,320,000
Accounts receivable, net	3,910,976	-
USDC	370,126	405,596
Digital assets	117,603,304	40,456,083
Digital assets held in fund	-	6,115,538
Net investment in lease - current	1,509,292	-
Other current assets	29,510,799	18,188,032
Total Current Assets	258,491,014	83,346,183

Non-Current Assets
Loans receivable	400,000	400,000
Deposits for property and equipment	100,000	4,227,371
Property and equipment, net	66,477,208	81,474,649
Operating lease right-of-use assets	11,306,842	6,216,255
Net investment in lease - non-current	2,239,235	-
Investment securities	28,662,772	4,373,685
Other non-current assets	8,292,989	9,290,239
Total Non-Current Assets	117,479,046	105,982,199

Total Assets	$375,970,060	$189,328,382

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable	$3,734,746	$2,316,343
Deferred revenue	30,000,000	13,073,449
Current portion of operating lease liability	4,138,871	1,864,779
Income tax payable	1,336,177	50,973
Other payables and accrued liabilities	9,813,019	9,775,718
Total Current Liabilities	49,022,813	27,081,262

Non-Current Liabilities
Other long-term liabilities	-	1,883,333
Non-current portion of operating lease liability	7,167,971	4,351,476
Long-term income tax payable	3,196,204	3,196,204
Deferred tax liability	1,566,408	112,251
Total Non-Current Liabilities	11,930,583	9,543,264

Total Liabilities	60,953,396	36,624,526

Commitments and Contingencies

Shareholders’ Equity
Preferred shares, $0.01 par value, 10,000,000 and 10,000,000 shares authorized, 1,000,000 and 1,000,000 shares issued and outstanding of September 30, 2024 and December 31, 2023, respectively	9,050,000	9,050,000
Ordinary shares, $0.01 par value, 340,000,000 and 340,000,000 shares authorized, 153,639,366 and 107,421,813 shares issued, 153,509,380 and 107,291,827 shares outstanding as of September 30, 2024 and December 31, 2023, respectively	1,536,394	1,074,218
Treasury stock, at cost, 129,986 and 129,986 shares as of September 30, 2024 and December 31, 2023, respectively	(1,171,679)	(1,171,679)
Additional paid-in capital	431,984,150	290,660,609
Accumulated deficit	(126,382,201)	(146,909,292)
Total Shareholders’ Equity	315,016,664	152,703,856
Total Liabilities and Shareholders’ Equity	$375,970,060	$189,328,382

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

BIT DIGITAL, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

For the Three and Nine Months Ended September 30, 2024 and 2023

(Expressed in US dollars, except for the number of shares)

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2024	2023	2024	2023
Revenues
Revenue - digital asset mining	$10,110,221	$11,315,061	$48,081,874	$28,441,394
Revenue - high performance computing services	12,151,302	-	32,718,083	-
Revenue - ETH staking	447,004	244,780	1,146,562	421,048
Total Revenues	22,708,527	11,559,841	81,946,519	28,862,442

Operating costs and expenses
Cost of revenue (exclusive of depreciation and amortization shown below)
Cost of revenue - digital asset mining	(9,998,031)	(8,777,233)	(33,520,804)	(19,596,130)
Cost of revenue - high performance computing services	(5,459,667)	-	(13,212,295)	-
Cost of revenue - ETH staking	(11,607)	(19,158)	(52,496)	(29,544)
Depreciation and amortization expenses	(8,383,055)	(3,623,573)	(23,575,637)	(10,994,773)
General and administrative expenses	(13,681,750)	(4,873,698)	(25,118,009)	(15,421,357)
Gains (losses) on digital assets	(21,916,244)	-	12,277,384	-
Realized gains on exchange of digital assets	-	879,305	-	10,204,931
Impairment of digital assets	-	(2,146,865)	-	(5,731,861)
Total operating expenses	(59,450,354)	(18,561,222)	(83,201,857)	(41,568,734)

Loss from operations	(36,741,827)	(7,001,381)	(1,255,338)	(12,706,292)

Loss from disposal of property and equipment	-	(56,751)	-	(56,751)
Gain from sale of investment security	-	8,220	-	8,220
Other income (loss), net	(1,425,429)	(29,299)	3,335,970	1,151,367
Total other income (loss), net	(1,425,429)	(77,830)	3,335,970	1,102,836

Income (loss) before income taxes	(38,167,256)	(7,079,211)	2,080,632	(11,603,456)

Income tax expenses	(628,230)	(102,927)	(2,747,361)	(265,997)
Net loss	$(38,795,486)	$(7,182,138)	$(666,729)	$(11,869,453)

Weighted average number of ordinary share outstanding
Basic	149,684,237	88,987,799	130,917,218	84,887,211
Diluted	149,684,237	88,987,799	130,917,218	84,887,211

Loss per share
Basic	$(0.26)	$(0.08)	$(0.01)	$(0.14)
Diluted	$(0.26)	$(0.08)	$(0.01)	$(0.14)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

BIT DIGITAL, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF EQUITY

For the Three Months and Nine Months Ended September 30, 2024 and 2023

(Expressed in U.S. dollars, except for the number of shares)

							Additional		Total
	Preferred Shares		Common Shares		Treasury		paid-in	Accumulated	stockholder’
	Shares	Amount	Shares	Amount	Shares	Amount	capital	Deficit	equity
Balance as at December 31, 2022	1,000,000	$9,050,000	82,485,583	$826,156	(129,986)	$(1,171,679)	$212,644,843	$(131,416,011)	$89,933,309
Share-based compensation	-	-	11,308	113	-	-	106,728	-	106,841
Declaration of dividends to preferred shareholder	-	-	-	-	-	-	-	(800,000)	(800,000)
Net loss	-	-	-	-	-	-	-	(2,260,305)	(2,260,305)
Balance as at March 31, 2023	1,000,000	$9,050,000	82,496,891	$826,269	(129,986)	(1,171,679)	$212,751,571	$(134,476,316)	$86,979,845
Issuance of ordinary shares in connection with share-based compensation	-	-	130,000	1,300	-	-	404,700	-	406,000
Share-based compensation	-	-	-	-	-	-	100,934	-	100,934
Issuance of ordinary shares in connection with private placements with an institutional investor	-	-	2,401,776	24,018	-	-	6,660,982	-	6,685,000
Net loss	-	-	-	-	-	-	-	(2,427,010)	(2,427,010)
Balance as at June 30, 2023	1,000,000	9,050,000	85,028,667	851,587	(129,986)	(1,171,679)	219,918,187	(136,903,326)	91,744,769
Issuance of ordinary shares in connection with private placements with an institutional investor	-	-	4,345,887	43,459	-	-	14,281,541	-	14,325,000
Issuance of common stock/At-the-market offering, net of offering costs	-	-	781,602	7,816	-	-	1,925,522	-	1,933,338
Share-based compensation in connection with issuance of ordinary shares to employees	-	-	100,000	1,000	-	-	410,000	-	411,000
Share-based compensation in connection with issuance of ordinary shares to consultants	-	-	500,000	5,000	-	-	1,935,000	-	1,940,000
Share-based compensation	-	-	-	-	-	-	116,106	-	116,106
Exercise of share-based compensation	-	-	1,875	19	-	-	2,531	-	2,550
Net loss	-	-	-	-	-	-	-	(7,182,138)	(7,182,138)
Balance as at September 30, 2023	1,000,000	9,050,000	90,758,031	908,881	(129,986)	(1,171,679)	238,588,887	(144,085,464)	103,290,625

Balance as at December 31, 2023	1,000,000	$9,050,000	107,291,827	$1,074,218	(129,986)	$(1,171,679)	$290,660,609	$(146,909,292)	$152,703,856
Share-based compensation expense	-	-	-	-	-	-	106,199	-	106,199
Issuance of common stock/At-the-market offering, net of offering costs	-	-	12,871,934	128,719	-	-	38,523,688	-	38,652,407
Share-based compensation in connection with issuance of ordinary shares to employees	-	-	100,000	1,000	-	-	275,000	-	276,000
Share-based compensation in connection with issuance of ordinary shares to consultants	-	-	700,000	7,000	-	-	2,058,000	-	2,065,000
Share-based compensation in connection with issuance of ordinary shares to director	-	-	40,000	400	-	-	110,000	-	110,400
Cumulative effect upon adoption of ASU 2023-08	-	-	-	-	-	-	-	21,193,820	21,193,820
Net Income	-	-	-	-	-	-	-	50,081,857	50,081,857
Balance, March 31, 2024	1,000,000	$9,050,000	121,003,761	$1,211,337	(129,986)	(1,171,679)	$331,733,496	$(75,633,615)	$265,189,539
Share-based compensation expense	-	-	-	-	-	-	40,661	-	40,661
Issuance of common stock/At-the-market offering, net of offering costs	-	-	16,237,292	162,373	-	-	41,459,137	-	41,621,510
Share-based compensation in connection with issuance of ordinary shares to employees	-	-	120,000	1,200	-	-	381,875	-	383,075
Net loss	-	-	-	-	-	-	-	(11,953,100)	(11,953,100)
Balance, June 30, 2024	1,000,000	9,050,000	137,361,053	1,374,910	(129,986)	(1,171,679)	373,615,169	(87,586,715)	295,281,685
Share-based compensation expense	-	-	-	-	-	-	76,568	-	76,568
Issuance of common stock/At-the-market offering, net of offering costs	-	-	14,025,827	140,259	-	-	51,295,188	-	51,435,447
Share-based compensation in connection with issuance of ordinary shares to employees	-	-	1,622,500	16,225	-	-	4,902,225	-	4,918,450
Share-based compensation in connection with issuance of ordinary shares to consultants	-	-	500,000	5,000	-	-	2,095,000	-	2,100,000
Net loss	-	-	-	-	-	-	-	(38,795,486)	(38,795,486)
Balance, September 30, 2024	1,000,000	9,050,000	153,509,380	1,536,394	(129,986)	(1,171,679)	431,984,150	(126,382,201)	315,016,664

BIT DIGITAL, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Nine Months Ended September 30, 2024 and 2023

(Expressed in US dollars)

	For the Nine Months Ended September 30,
	2024	2023
Cash Flows from Operating Activities:
Net loss	$(666,729)	$(11,869,453)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation of property and equipment	23,575,637	10,994,773
Loss from disposal of property and equipment	-	56,751
Gains on digital assets	(12,277,384)	-
Realized gains on exchange of digital assets	-	(10,204,931)
Impairment of digital assets	-	5,731,861
Gain from sale of investment security	-	(8,220)
Share based compensation expenses	5,911,352	1,140,882
Realized and unrealized gains on digital assets held within Investment Fund	(2,676,237)	-
Loss from divestiture of a subsidiary	978,938	-
Changes in fair value of investment security	1,502,688	(74,055)
Equity loss from one equity method investment	-	7,695
Digital assets mined	(48,081,874)	(28,441,394)
Digital assets earned from staking	(1,146,562)	(421,049)
Changes in operating assets and liabilities:
Digital assets and stable coins	376,784	11,785,354
Operating lease right-of-use assets	(5,090,587)	-
Deferred revenue	16,926,551	-
Operating lease liability	5,090,587	-
Other current assets	(6,184,651)	(1,075,524)
Other non-current assets	997,250	900,382
Accounts receivable	(3,910,976)	-
Accounts payable	5,057,595	(1,095,613)
Other payables and accrued liabilities	315,682	(1,000,683)
Net investment in lease	(3,748,527)	-
Income tax receivable	-	78,361
Income tax payable	1,285,204	108,189
Deferred tax liability	1,454,157	-
Long-term income tax payable	-	152,200
Net Cash Used in Operating Activities	(20,311,102)	(23,234,474)

Cash Flows from Investing Activities:
Purchases of and deposits made for property and equipment	(7,168,679)	(8,295,803)
Proceeds from disposal of long-term investment	-	89,519
Investment in equity securities	(16,000,000)	(2,188,981)
Investment in SAFE	(1,000,000)	-
Proceeds received from disposal of subsidiaries	176,000	-
Loan made to third parties	-	(400,000)
Net Cash Used in Investing Activities	(23,992,679)	(10,795,265)

Cash Flows from Financing Activities:
Net proceeds from issuance of ordinary shares in connection with private placements with an institutional investor	-	21,010,000
Net proceeds from issuance of common stock/At-the-market offering	131,709,364	1,933,338
Cash received from stock option exercise by employee	-	2,550
Payment of dividends	-	(800,000)
Net Cash Provided by Financing Activities	131,709,364	22,145,888

Net increase (decrease) in cash, cash equivalents and restricted cash	87,405,583	(11,883,851)
Cash, cash equivalents and restricted cash, beginning of period	18,180,934	34,011,060
Cash, cash equivalents and restricted cash, end of period	$105,586,517	$22,127,209

Supplemental Cash Flow Information
Cash paid for income taxes, net of (refunds)	$8,000	$49,803

Non-cash Transactions of Investing and Financing Activities
Purchases of property and equipment in USDC	-	(6,541,655)
Reclassification of deposits to property and equipment	$11,329,194	$7,364,329
Right of use assets exchanged for operating lease liability	6,833,407	-

Reconciliation of cash, cash equivalents and restricted cash

	September 30,	December 31,
	2024	2023
Cash and cash equivalents	$103,182,367	$16,860,934
Restricted cash	2,404,150	1,320,000
Cash, cash equivalents and restricted cash	$105,586,517	$18,180,934

The accompanying notes are an integral part of these unaudited consolidated financial statements.

BIT DIGITAL, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

Bit Digital, Inc. (“BTBT” or the “Company”), is a holding company incorporated on February 17, 2017, under the laws of the Cayman Islands. The Company is currently engaged in high performance computing services for artificial intelligence applications, digital asset mining business and Ethereum staking activities through its wholly owned subsidiaries.

On April 17, 2023, Bit Digital Investment Management Limited (“BT IM”) was established as the investment manager to oversee Bit Digital Innovation Master Fund SPC Limited (“BT SPC”), a segregated portfolio company which was incorporated in May 2023. Both entities are 100% owned by Bit Digital Strategies Limited.

On October 19, 2023 and August 17, 2023, Bit Digital AI, Inc. (“BT AI”) and Bit Digital Iceland ehf (“BT Iceland”) were incorporated to support the Company’s generative artificial intelligence (“AI”) workstreams. Bit Digital Iceland ehf is 100% owned by Bit Digital AI, Inc. which is 100% owned by Bit Digital, Inc.

On June 27, 2024, Bit Digital HPC, Inc. (“BT HPC”) was incorporated to support the Company’s generative artificial intelligence (“AI”) workstreams in the United States. Bit Digital HPC, Inc. is 100% owned by Bit Digital AI, Inc. which is 100% owned by Bit Digital, Inc.

The accompanying unaudited condensed consolidated financial statements reflect the activities of the Company and each of the following entities:

Name	Background		Ownership
Bit Digital USA, Inc. (“BT USA”)	●	A United States company	100% owned by Bit Digital, Inc.

	●	Incorporated on September 1, 2020

	●	Engaged in digital asset mining business

Bit Digital Canada, Inc. (“BT Canada”)	●	A Canadian company	100% owned by Bit Digital, Inc.

	●	Incorporated on February 23, 2021

	●	Engaged in digital asset mining business

Bit Digital Hong Kong Limited (“BT HK”)	●	A Hong Kong company	100% owned by Bit Digital, Inc.

	●	Acquired on April 8, 2020

	●	Dormant and previously engaged in digital asset mining related business

Bit Digital Strategies Limited (“BT Strategies”)	●	A Hong Kong company	100% owned by Bit Digital, Inc.

	●	Incorporated on June 1, 2021

	●	Engaged in treasury management activities

Name	Background		Ownership
Bit Digital Singapore Pte. Ltd. (“BT Singapore”)	●	A Singapore company	100% owned by Bit Digital, Inc.

	●	Incorporated on July 1, 2021

	●	Engaged in digital asset staking activities

Bit Digital Investment Management Limited (“BT IM”)	●	A British Virgin Islands company	100% owned by Bit Digital Strategies Limited.

	●	Incorporated on April 17, 2023

	●	Engaged in fund and investment management activities

	●	Disposed on July 1, 2024

Bit Digital Innovation Master Fund SPC Limited (“BT SPC”)	●	A British Virgin Islands company	100% owned by Bit Digital Strategies Limited.

	●	Incorporated on May 31, 2023

	●	A segregated portfolio company

	●	Disposed on July 1, 2024

Bit Digital AI, Inc (“BT AI”)	●	A United States company	100% owned by Bit Digital, Inc.

	●	Incorporated on October 19, 2023

	●	Engaged in high performance computing services for artificial intelligence applications

Bit Digital Iceland ehf (“BT Iceland”)	●	An Icelandic company	100% owned by Bit Digital AI, Inc

	●	Incorporated on August 17, 2023

	●	Engaged in high performance computing services for artificial intelligence applications

Bit Digital HPC, Inc. (“BT HPC”)	●	A United States company	100% owned by Bit Digital AI, Inc

	●	Incorporated on June 27, 2024

	●	Engaged in high performance computing services for artificial intelligence applications

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation and principles of consolidation

The interim unaudited condensed consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States (“US GAAP”).

The unaudited condensed consolidated financial information as of September 30, 2024 and for the three and nine Months ended September 30, 2024 and 2023 has been prepared without audit, pursuant to the rules and regulations of the SEC and pursuant to Regulation S-X. Certain information and footnote disclosures, which are normally included in annual financial statements prepared in accordance with US GAAP, have been omitted pursuant to those rules and regulations. The unaudited interim financial information should be read in conjunction with the audited financial statements and the notes thereto, included in the Form 20-F for the fiscal year ended December 31, 2023, which was filed with the SEC on March 18, 2024.

In the opinion of the management, the accompanying unaudited condensed consolidated financial statements reflect all normal recurring adjustments, which are necessary for a fair presentation of financial results for the interim periods presented. The Company believes that the disclosures are adequate to make the information presented not misleading. The accompanying unaudited condensed consolidated financial statements have been prepared using the same accounting policies as used in the preparation of the Company’s consolidated financial statements for the year ended December 31, 2023. The results of operations for the three and nine Months ended September 30, 2024 and 2023 are not necessarily indicative of the results for the full years.

Fair value of financial instruments

ASC 825-10 requires certain disclosures regarding the fair value of financial instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

●	Level 1 - inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 - inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted market prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable and inputs derived from or corroborated by observable market data.

●	Level 3 - inputs to the valuation methodology are unobservable.

Fair value of digital assets is based on Level 1 inputs as these were based on observable quoted prices in the Company’s principal market for identical assets. The fair value of the Company’s other financial instruments, including cash and cash equivalents, restricted cash, loans receivable, deposits, accounts receivable, other receivables, accounts payable, and other payables, approximate their fair values because of the short-term nature of these assets and liabilities.

Digital assets

Digital assets (primarily include bitcoin and ETH) are included in current assets in the accompanying consolidated balance sheets. Digital assets purchased are recorded at cost and digital assets awarded to the Company through its mining activities and staking activities are accounted for in accordance with the Company’s revenue recognition policy disclosed below.

Effective January 1, 2024, the Company early adopted ASU 2023-08, which requires entities to measure certain cryptocurrencies at fair value, with changes in fair value recorded in net income in each reporting period. The Company’s digital assets are within the scope of ASU 2023-08 and the transition guidance requires a cumulative-effect adjustment as of the beginning of the current fiscal year for any difference between the carrying amount of the Company’s digital assets and fair value.

Prior to the adoption of ASU 2023-08, digital assets were accounted for as intangible assets with indefinite useful lives and are recorded at cost less impairment in accordance with ASC 350 - Intangibles-Goodwill and Other. An intangible asset with an indefinite useful life is not amortized but assessed for impairment annually, or more frequently, when events or changes in circumstances occur indicating that it is more likely than not that the indefinite-lived asset is impaired. Digital assets held are accounted for as intangible assets with indefinite useful lives and are subject to impairment losses if the fair value of digital assets decreases below the carrying value at any time during the period. The fair value is measured using the quoted price of the digital assets at the time its fair value is being measured. In testing for impairment, the Company has the option to first perform a qualitative assessment to determine whether it is more likely than not that an impairment exists. If it is determined that it is not more likely than not that an impairment exists, a quantitative impairment test is not necessary. If the Company concludes otherwise, it is required to perform a quantitative impairment test. To the extent an impairment loss is recognized, the loss establishes the new cost basis of the asset. Subsequent reversal of impairment losses is not permitted.

ASC 820 defines “principal market” as the market with the greatest volume and level of activity for the asset or liability. The determination of the principal market (and, as a result, the market participants in the principal market) is made from the perspective of the reporting entity. The digital assets held by the Company are traded on a number of active markets globally. The Company does not use any exchanges to buy or sell digital assets. Instead, the Company uses Amber Group’s OTC desk for selling or exchanging bitcoins for U.S. dollars or vice versa. The Company determines CoinMarketCap as its principal market, as it is one of the earliest and the most trusted sources by users, institutions, and media for comparing thousands of crypto assets and selected by the U.S. government.

The Company recognizes revenue by utilizing daily close prices obtained from CoinMarketCap, except for the year 2022. During that specific year, the Company also used hourly close price from CryptoCompare to recognize revenue from our digital asset mining activities. The Company believed the hourly close price can better reflect revenue recognized from our digital asset mining activities as compared to daily close price from CoinMarketCap.

Purchases of digital assets by the Company and digital assets awarded to the Company through its mining activities and staking activities are included within operating activities on the accompanying consolidated statements of cash flows. The changes of digital assets are included within operating activities in the accompanying consolidated statements of cash flows. After adopting ASU 2023-08, changes in fair value and realized gains or losses are now reported as “gains (losses) on digital assets” in the consolidated statements of operations. Prior to this adoption, realized gains or losses were reported as “realized gains (losses) on exchange of digital assets” in the consolidated statements of operations. The Company accounts for its gains or losses in accordance with the first-in first-out method of accounting.

Accounts Receivable

Accounts receivable consists of amounts due from our high performance computing services customer. Receivables are recorded at the invoiced amount less an allowance for any potentially uncollectable accounts under the current expected credit loss (“CECL”) impairment model and presents the net amount of the financial instrument expected to be collected. The CECL impairment model requires an estimate of expected credit losses, measured over the contractual life of an instrument, that considers forecasts of future economic conditions in addition to information about past events and current conditions. In accordance with ASC 326, Measurement of Credit Losses on Financial Instruments (“ASC 326”), the Company evaluates the collectability of outstanding accounts receivable balances to determine an allowance for credit loss that reflects its best estimate of the lifetime expected credit losses. Uncollectible accounts are written off against the allowance when collection does not appear probable.

Due to the short-term nature of the Company’s accounts receivable, the estimate of expected credit loss is based on the aging of accounts using an aging schedule as of period ends. In determining the amount of the allowance for credit losses, the Company considers historical collection history based on past due status, the current aging of receivables, customer-specific credit risk factors including their current financial condition, current market conditions, and probable future economic conditions which inform adjustments to historical loss patterns.

As of September 30, 2024, the allowance for credit loss has not been material to the consolidated financial statements.

Investment securities

As of September 30, 2024, investment securities represent the Company’s investments in three funds, a privately held company via a simple agreement for future equity (“SAFE”), and four privately held companies over which the Company neither has control nor significant influence through investments in ordinary shares or preferred shares. As of December 31, 2023, investment securities represent the Company’s investments in one fund and three privately held companies over which the Company neither has control nor significant influence through investments in ordinary shares or preferred shares.

Investment in equity method investee

In accordance with ASC 323, Investments - Equity Method and Joint Ventures, the Company accounts for the investment in one privately held company using equity method, because the Company has significant influence but does not own a majority equity interest or otherwise control over the equity investee.

Under the equity method, the Company initially records its investment at cost and prospectively recognizes its proportionate share of each equity investee’s net income or loss into its consolidated statements of operations. When the Company’s share of losses in the equity investee equals or exceeds its interest in the equity investee, the Company does not recognize further losses, unless the Company has incurred obligations or made payments or guarantees on behalf of the equity investee.

The Company continually reviews its investment in the equity investee to determine whether a decline in fair value below the carrying value is other-than-temporary. The primary factors the Company considers in its determination include the financial condition, operating performance and the prospects of the equity investee; other company specific information such as recent financing rounds; the geographic region, market and industry in which the equity investee operates; and the length of time that the fair value of the investment is below its carrying value. If the decline in fair value is deemed to be other-than-temporary, the carrying value of the equity investee is written down to fair value.

Investment in funds

Equity securities not accounted for using the equity method are carried at fair value with unrealized gains and losses recorded in the consolidated income statements, according to ASC 321, Investments - Equity Securities. As a practical expedient, the Company uses Net Asset Value (“NAV”) or its equivalent to measure the fair value of the investment in the fund. NAV is primarily determined based on information provided by the fund administrator.

Investment in privately held company

Equity securities not accounted for using the equity method are carried at fair value with unrealized gains and losses recorded in the consolidated income statements, according to ASC 321, Investments - Equity Securities. The Company elected to record the equity investments in privately held companies using the measurement alternative at cost, less impairment, with subsequent adjustments for observable price changes resulting from orderly transactions for identical or similar investments of the same issuer.

Equity investments in privately held companies accounted for using the measurement alternative are subject to periodic impairment reviews. The Company’s impairment analysis considers both qualitative and quantitative factors that may have a significant effect on the fair value of these equity securities. In computing realized gains and losses on equity securities, the Company calculates cost based on amounts paid using the average cost method. Dividend income is recognized when the right to receive the payment is established.

Investment in SAFE

SAFE investments provide the Company with the right to participate in future equity financing of preferred stock. The Company accounted for this investment under ASC 320, Investments - Debt Securities and elected the fair value option for the SAFE investment under ASC 825, Financial Instruments, which requires financial instruments to be remeasured to fair value each reporting period, with changes in fair value recorded in the consolidated statements of operations. The fair value estimate includes significant inputs not observable in the market, which represents a Level 3 measurement within the fair value hierarchy.

Digital assets held in fund/Investment in Innovation Fund

On October 1, 2023, the Company made of investment of 2,701 Ethereum, with a fair value of $4.7 million, into Bit Digital Innovation Master Fund SPC Ltd. (the “Fund”). The Fund was subsequently consolidated based on the Company’s controlling financial interest. As a result, the assets held in the Fund are included in current assets in the consolidated balance sheets under the caption “Digital assets held in Fund” as of June 30, 2024.

The Fund qualified and operated as an investment company for accounting purposes pursuant to the accounting and reporting guidance under ASC 946, “Financial Services – Investment Companies” (“ASC 946”), which requires fair value measurement of the Fund. The Company retains the Fund’s investment company specific accounting principles under ASC 946 upon consolidation. The digital assets held by the Fund were traded on a number of active markets globally. A fair value measurement under ASC 820, “Fair Value Measurement” (“ASC 820”) for an asset assumes that the asset is exchanged in an orderly transaction between market participants either in the principal market for the asset or, in the absence of a principal market, the most advantageous market for the asset (ASC 820-10-35-5). The fair value of the assets within the Fund was primarily determined using the price from CoinMarketCap. Any changes in the fair value of the assets were recorded in Other income (expense), net in the consolidated statements of operations.

On July 1, 2024, the Company entered into a share purchase agreement with Pleasanton Ventures Limited (“Pleasanton Ventures”) for the disposition of Bit Digital Innovation Master Fund SPC Ltd and Bit Digital Investment Management Limited. Refer to Note 18, Disposition of Bit Digital Investment Management Limited and Bit Digital Innovation Master Fund SPC Limited for more information. Upon the disposition, the Company no longer has a controlling financial interest in the Fund and therefore deconsolidated the Fund in accordance with ASC 810 – “Consolidation” (“ASC 810”). The Company did not record any gain or loss upon deconsolidation as the digital assets in the Fund were measured at fair value. Subsequently, the investment in the Fund is included under the caption “Investment securities” as Investment in Innovation Fund. Refer to Note 9, Investment Securities for more information.

Leases

The Company determines whether an arrangement contains a lease at the inception of the arrangement. If a lease is determined to exist, the term of such lease is assessed based on the date on which the underlying asset is made available for the Company’s use by the lessor. The Company’s assessment of the lease term reflects the non-cancelable term of the lease, inclusive of any rent-free periods and/or periods covered by early-termination options which the Company is reasonably certain of not exercising, as well as periods covered by renewal options which the Company is reasonably certain of exercising. The Company also determines lease classification as either operating or finance at lease commencement, which governs the pattern of expense recognition and the presentation reflected in the consolidated statements of operations over the lease term.

For leases with a term exceeding 12 months, an operating lease liability is recorded on the Company’s consolidated balance sheet at lease commencement reflecting the present value of its fixed minimum payment obligations over the lease term. A corresponding operating lease right-of-use asset equal to the initial lease liability is also recorded, adjusted for any prepayment and/or initial direct costs incurred in connection with execution of the lease and reduced by any lease incentives received. For purposes of measuring the present value of its fixed payment obligations for a given lease, the Company uses its incremental borrowing rate, determined based on information available at lease commencement, as rates implicit in its leasing arrangements are typically not readily determinable. The Company’s incremental borrowing rate reflects the rate it would pay to borrow on a secured basis and incorporates the term and economic environment of the associated lease. Variable lease costs are recognized in the period in which the obligation for those payments is incurred and not included in the measurement of right-of-use assets and operating lease liabilities.

For the Company’s operating leases, fixed lease payments are recognized as lease expense on a straight-line basis over the lease term. For leases with a term of 12 months or less, any fixed lease payments are recognized on a straight-line basis over the lease term and are not recognized on the Company’s consolidated balance sheet as an accounting policy election. Leases qualifying for the short-term lease exception were insignificant.

For sales-type leases where the Company is the lessor, the Company recognizes a net investment in lease, which comprises of the present value of the future lease payments and any unguaranteed residual value. Interest income is recognized over the lease term at a constant periodic discount rate on the remaining balance of the lease net investment using the rate implicit in the lease and is included in “Other income, net.”. Sales-type leases result in the recognition of gain or loss at the commencement of the lease, which will be recorded in “Other income, net.”

Deposits for property and equipment

The deposits for property and equipment represented advance payments for purchases of miner and high performance computing equipment. The Company initially recognizes deposits for property and equipment when cash is advanced to our suppliers. Subsequently, the Company derecognizes and reclassifies deposits for property and equipment to property and equipment when control over these equipment is transferred to and obtained by the Company.

Below is the roll forward of the balance of deposits for property and equipment for the nine months ended September 30, 2024 and 2023, respectively.

	For the Nine Months Ended September 30,
	2024	2023

Opening balance	$4,227,371	$2,594,881
Reclassification to property and equipment	(11,329,194)	(7,379,154)
Addition of deposits for property and equipment	8,283,108	7,479,154
Adjustment (a)	(1,081,285)	-
Ending balance	$100,000	$2,694,881

(a)	The adjustment represents a reimbursement from the customer for equipment purchased under an existing service agreement, resulting from the customer’s request to upgrade to a newer generation of GPUs for future deployment.

Property and equipment, net

Property and equipment is recorded at cost and depreciated using the straight-line method over the estimated useful lives of the assets. The Company’s property and equipment were primarily comprised of digital asset miners with estimated useful lives of three years, high performance computing equipment with estimated useful lives of three years, equipment accessories with estimated useful lives of five years, and one vehicle with estimated useful life of five years.

Revenue recognition

The Company recognizes revenue in accordance with ASC 606, Revenue from Contracts with Customers (“ASC 606”). The Company recognizes revenue when it transfers its goods and services to customers in an amount that reflects the consideration to which the Company expects to be entitled in such exchange. Refer to Note 3 - Revenue for further information.

Contract costs

Capitalized contract costs represent the costs directly related and incremental to the origination of new contracts, including commissions that are incurred directly related to obtaining customer contracts. We amortize the deferred contract costs on a straight-line basis over the expected period of benefit. These amounts are included in the accompanying consolidated balance sheets, with the capitalized costs to be amortized to commission expense over the expected period of benefit and commission expense payable included in Other payables and accrued liabilities.

The Company capitalized lease expense incurred in December 2023 that are directly related to fulfilling its high performance computing services which commenced operations in January 2024. The lease expense is directly related to fulfill customer contracts and is expected to be recovered. The capitalized lease expense was reclassified as lease expense in January 2024.

Deferred Revenue

Deferred revenue primarily pertains to prepayments received for HPC services from a customer. Deferred revenue is recognized as revenue recognition criteria have been met.

Remaining performance obligation

Remaining performance obligations represent the transaction price of contracts for work that have not yet been performed. The amount represents estimated revenue expected to be recognized in the future related to the unsatisfied portion of the performance obligation.

Cost of revenue

The Company’s cost of revenue consists primarily of i) direct production costs related to mining operations, including electricity costs, profit-sharing fees/variable performance fees and/or other relevant costs paid to our hosting facilities, ii) direct production costs related to our high performance computing services, including electricity costs, datacenter lease costs, and other relevant costs, and iii) direct cost related to ETH staking business, including service fees payable to the service provider.

Cost revenue excludes depreciation and amortization, which are separately stated in the Company’s consolidated statements of operations.

Reclassification

Certain items in the financial statements of the comparative period have been reclassified to conform to the financial statements for the current period. The reclassification has no impact on the total assets and total liabilities as of September 30, 2024 or on the statements of operations for the three and nine months ended September 30, 2024.

Recent accounting pronouncements

The Company continually assesses any new accounting pronouncements to determine their applicability. When it is determined that a new accounting pronouncement affects the Company’s financial reporting, the Company undertakes a study to determine the consequences of the change to its consolidated financial statements and assures that there are proper controls in place to ascertain that the Company’s consolidated financial statements properly reflect the change.

In December 2023, the FASB issued ASU 2023-08, Intangibles - Goodwill and Other - Crypto Assets (Subtopic 350-60): Accounting for and Disclosure of Crypto Assets (“ASU 2023-08”), which establishes accounting guidance for crypto assets meeting certain criteria. Bitcoin and ETH meet this criterion. The amendments require crypto assets meeting the criteria to be recognized at fair value with changes recognized in net income each reporting period. Upon adoption, a cumulative-effect adjustment is made to the opening balance of retained earnings as of the beginning of the annual reporting period of adoption. ASU 2023-08 is effective for fiscal years beginning after December    15, 2024, including interim periods within those fiscal years. Early adoption is permitted. The Company elected to early adopt ASU 2023-08, effective January 1, 2024.

In December 2023, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”). ASU 2023-09 expands existing income tax disclosures for rate reconciliations by requiring disclosure of certain specific categories and additional reconciling items that meet quantitative thresholds and expands disclosures for income taxes paid by requiring disaggregation by certain jurisdictions. For public business entities (“PBEs”), ASU 2023-09 is effective for annual periods beginning after December 15, 2024; early adoption is permitted. The Company is closely monitoring the development of the ASU 2023-09 and does not expect its impact to be material on the consolidated financial statements.

3. Revenue from Contracts with Customers

The Company recognizes revenue in accordance with ASC 606, Revenue from Contracts with Customers (“ASC 606”).

To determine revenue recognition for contracts with customers, the Company performs the following five steps: (i) identify the contract with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) the Company satisfies the performance obligation.

The Company recognizes revenue when it transfers its goods and services to customers in an amount that reflects the consideration to which the Company expects to be entitled in such exchange.

Disaggregation of revenues

Below table presents the disaggregation of Company’s revenues by revenue streams:

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2024	2023	2024	2023
Digital asset mining	$10,110,221	$11,315,061	$48,081,874	$28,441,394
High performance computing services	12,151,302	-	32,718,083	-
ETH native staking	447,004	202,521	1,142,059	283,402
ETH liquid staking	-	42,259	4,503	137,646
	$22,708,527	$11,559,841	$81,946,519	$28,862,442

High performance computing services

The Company provides high performance computing (“HPC”) services to support customers’ generative AI workstreams. We have determined that HPC services are a single continuous service comprised of a series of distinct services that are substantially the same and have the same pattern of transfer (i.e. distinct days of service).

These services are consumed as they are received, and the Company recognizes revenue over time using the variable allocation exception as it satisfies performance obligations. We apply this exception because we concluded that the nature of our obligations and the variability of the payment terms based on the number of GPUs providing HPC services are aligned and uncertainty related to the consideration is resolved on a daily basis as we satisfy our obligations. The Company recognizes revenue net of consideration payable to customers, such as service credits, and accounted for as a reduction of the transaction price in accordance with guidance in ASC 606-10-32-25.

During the three months ended March 31, 2024, the Company issued a service credit of $1.3 million to the customer as compensation for decreased utilization during the initial deployment period, which included testing and optimization phases. During the three months ended September 30, 2024, the Company issued another service credit of $0.6 million to the customer as compensation for decreased utilization. For the three months ended September 30, 2024 and 2023, the Company recorded revenue of $12.2 million and $nil respectively. For the nine months ended September 30, 2024 and 2023, the Company recorded revenue of $32.7 million and $nil respectively.

Digital asset mining

The Company has entered into digital asset mining pools by executing contracts with the mining pool operators to provide computing power to the mining pool. The contract is terminable at any time by either party with no termination penalty. Our enforceable right to compensation begins when, and lasts for as long as, we provide computing power to the mining pool operator; our performance obligation extends over the contract term given our continuous provision of computing power. This period of time corresponds with the period of service for which the mining pool operator determines compensation due to us. Given cancellation terms of the contract, and our customary business practice, the contract effectively provides the option to renew for successive contract terms daily. In exchange for providing computing power, the Company is entitled to a fractional share of the fixed digital assets award the mining pool operator receives, for successfully adding a block to the blockchain. The Company’s fractional share is based on the proportion of computing power the Company contributed to the mining pool operator to the total computing power contributed by all mining pool participants in solving the current algorithm. The Company is entitled to its relative share of consideration even if a block is not successfully placed.

Providing computing power in digital asset transaction verification services is an output of the Company’s ordinary activities. The provision of such computing power is the only performance obligation in the Company’s contracts with mining pool operators. The transaction consideration the Company receives, if any, is noncash consideration. ASC 606-10-32-21 requires entities to measure the estimated fair value of noncash consideration at contract inception. Because the consideration to which the Company expects to be entitled for providing computing power is entirely variable, as well as being noncash consideration, the Company assesses the estimated amount of the variable noncash consideration at contract inception and subsequently, to determine when and to what extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur once the uncertainty associated with the variable consideration is subsequently resolved. Because it is probable that a significant reversal of cumulative revenue will not occur and the Company is able to calculate the payout based on the contractual formula, this amount should be estimated and recognized in revenue upon inception, which is when the hash rate is provided.

For reasons of operational practicality, the Company applies an accounting convention to use the daily quoted closing U.S. dollar spot rate of digital asset each day to determine the fair value of digital asset on the date received, which is not materially different than the fair value at contract inception or the time the Company has earned the award from the pools.

For the three months ended September 30, 2024 and 2023, the Company earned revenue of $10,110,221 and $11,315,061, respectively, from Foundry USA Pool. For the nine months ended September 30, 2024 and 2023, the Company earned revenue of $48,081,874 and $28,441,394, respectively, from Foundry USA Pool.

Below table presents the Company’s revenues generated from digital asset mining business by countries:

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2024	2023	2024	2023
United States	$8,951,079	$8,618,694	$42,448,768	$24,123,878
Iceland	879,626	2,323,765	3,691,176	2,851,521
Canada	279,516	372,602	1,941,930	1,465,995
	$10,110,221	$11,315,061	$48,081,874	$28,441,394

ETH staking business

The Company generates revenue through ETH staking rewards. The Company commenced both native staking business and liquid staking business in 2022. In the first quarter of 2024, the Company terminated its liquid staking business. Currently, the Company only participates in native staking.

With the introduction of staked ETH withdrawals in April 2023, we have reassessed our Ethereum network staking approaches, weighing the advantages of traditional staking against liquid staking solutions. The withdrawal feature in native staking, coupled with yields that are on par with those of liquid staking, has encouraged us to expand our collaborations with other service providers in this domain. As a result, we have terminated all liquid staking activities with StakeWise and Liquid Collection in the third quarter of 2023 and in the first quarter of 2024, respectively, reclaiming all staked Ethereum along with the accumulated rewards. In the fourth quarter of 2023, the Company terminated the native staking activities and reclaimed all staked Ethereum with Blockdaemon. Subsequently, we have ceased our native staking with MarsLand in the first quarter of 2024 and initiated our native staking with Figment Inc.

(a) Native staking

The Company has entered into network-based smart contracts by staking ETH on nodes run by third-party operators or nodes maintained by us in 2022. Through these contracts, the Company stakes ETH on nodes for the purpose of validating transactions and adding blocks to the Ethereum blockchain network. The Company is able to withdraw the staked ETH which was previously locked-up in staking contracts since the Shanghai upgrade was successfully completed on April 12, 2023. In exchange for staking the ETH and validating transactions on blockchain networks, the Company is entitled to the block rewards and transaction fees for successfully validating or adding a block to the blockchain. These rewards are received by the Company directly from the Ethereum network and are calculated approximately based on the proportion of the Company’s stake to the total ETH staked by all validators.

The provision of validating blockchain transactions is an output of the Company’s ordinary activities. Each separate block creation or validation under a smart contract with a network represents a performance obligation. The transaction consideration the Company receives, the digital asset awards, is a non-cash consideration, which the Company measures at fair value on the date received. The fair value of the ETH reward received is determined using the quoted price of the ETH at the time of receipt. The satisfaction of the performance obligation for transaction verification services occurs at a point in time when confirmation is received from the network indicating that the validation is complete, and the awards are deposited to our address. At that point, revenue is recognized.

In the first quarter of 2024, the Company has restaked 3,008 ETH into EigenLayer, a protocol built on Ethereum that enables restaking of the already-staked ETH, through Figment. To mitigate potential risks, we restake our ETH without delegating to any operator. As of the date of this report, the reward earned from this restaking activity is not significant

As of September 30, 2024 and 2023, the Company has native staked 21,568 ETH and 11,200 ETH, respectively, on the Ethereum blockchain. For the three months ended September 30, 2024 and 2023, the Company earned 161.9 ETH valued at $447,004 and 115.2 ETH valued at $202,521, respectively, from such staking activities and recognized the ETH staking rewards as revenues. For the nine months ended September 30, 2024 and 2023, the Company earned 382.4 ETH valued at $1,142,059 and 160.2 ETH valued at $283,402, respectively, from such staking activities and recognized the ETH staking rewards as revenues.

(b) Liquid staking

Liquid staking is similar to native staking in terms of performance obligations, determination of transaction price and revenue recognition. When we participated in liquid staking via Portara protocol, the Company received receipt tokens sETH-H to represent the staked ETH at 1:1 ratio. The liquid staking rewards were in the form of rETH-H which could be redeemed for ETH from the liquid staking provider or exchanged for ETH via OTC. When we participated in liquid staking via Liquid Collective protocol, the Company received receipt tokens Liquid Staked ETH (“LsETH”) to represent the staked ETH. LsETH uses a floating conversion rate, or protocol conversion rate, between the receipt token and staked tokens, reflecting the value of accrued network rewards, penalties, and fees associated with the staked tokens.

For the three months ended September 30, 2024 and 2023, the Company generated revenues of $nil and $42,259, respectively, from liquid staking. For the nine months ended September 30, 2024 and 2023, the Company generated revenues of $4,503 and $137,646, respectively, from liquid staking.

Contract costs

The Company capitalizes commission expenses directly related to obtaining customer contracts, which would not have been incurred if the contract had not been obtained. As of September 30, 2024, capitalized costs to obtain a contract totaled $2.6 million, and the outstanding commission expense payable was $1.9 million. As of December 31, 2023, capitalized costs to obtain a contract totaled $2.8 million, and the outstanding commission expense payable was $1.9 million.

The Company capitalized lease expense in December 2023 that were directly related to fulfilling its high performance computing services which commenced operations in January 2024. The lease expense is directly related to fulfill customer contracts and is expected to be recovered. As of September 30, 2024 and December 31, 2023, capitalized costs to fulfill a contract totaled $nil and $100 thousand, respectively.

Deferred Revenue

Deferred revenue primarily pertains to prepayments received for HPC services from a customer, which commenced in January 2024:

	For the Nine Months Ended September 30,
	2024	2023
Beginning balance	$13,073,449	$-
Revenue earned	(13,073,449)	-
Prepayment received	30,000,000	-
Ending balance	$30,000,000	$-

Remaining performance obligation

The following table presents estimated revenue expected to be recognized in the future related to the unsatisfied portion of the performance obligation as of September 30, 2024:

	Remainder of 2024	2025
GPU processing power	-	30,000,000
Total deferred revenue	$-	$30,000,000

The remaining performance obligation is expected to be fulfilled upon commencement of the provision of additional HPC services in 2025.

4. USDC

	September 30, 2024	December 31, 2023
USDC	$370,126	$405,596

The following table presents additional information about USDC for the nine months ended September 30, 2024 and 2023, respectively:

	For the Nine Months Ended September 30,
	2024	2023

Opening balance	$405,596	$626,441
Receipt of USDC from sales of other digital assets	1,652,100	8,522,460
Receipt of USDC from customer deposits and other fees	-	10,000
Receipt of USDC from sales of Antminer coupon	-	699,425
Receipt of USDC from other income	31	-
Payment of USDC for purchase of property and equipment	-	(6,541,655)
Payment of USDC for service charges from mining facilities	(67,538)	-
Payment of USDC for transportation expenses	-	(6,157)
Payment of USDC for other expenses	(1,620,063)	(1,762,534)
Ending balance	$370,126	$1,547,980

5. DIGITAL ASSETS

Adoption of ASU 2023-08, Accounting for and Disclosure of Crypto Assets

Effective January 1, 2024, the Company early adopted ASU 2023-08, which requires entities to measure crypto assets at fair value with changes recognized in net income each reporting period. The Company’s digital assets are within the scope of ASU 2023-08 and the transition guidance requires a cumulative-effect adjustment as of the beginning of the current fiscal year for any difference between the carrying amount of the Company’s digital assets and fair value. As a result of the Company’s early adoption of ASU 2023-08, the Company recorded a $21.2 million increase to digital assets and a $21.2 million decrease to accumulated deficit on the consolidated balance sheets as of the beginning of the quarter ended March 31, 2024.

The following table presents the Company’s significant digital assets holdings as of September 30, 2024:

	Quantity	Cost Basis	Fair Value
BTC	731.1	$41,088,266	$46,308,694
ETH	27,388.1	67,563,048	71,294,610
Total digital assets held as of September 30, 2024		$108,651,314	$117,603,304

The cost basis is equal to the post-impairment value of all BTC and ETH held as of the adoption of ASU 2023-08 on January 1, 2024. For BTC and ETH earned subsequent to the adoption of ASU 2023-08, the cost basis of the BTC and ETH represents the valuation at the time the Company determined for revenue recognition purposes.

The following table presents a roll-forward of BTC for the nine months ended September 30, 2024, based on the fair value model under ASU 2023-08:

Fair value
BTC as of December 31, 2023	$19,818,980
Cumulative effect of the adoption of ASU 2023-08	7,341,320
Receipt of BTC from mining services	48,081,873
Sales of BTC in exchange of ETH	(40,267,700)
Sales of BTC in exchange of USDC	(1,030,535)
Payment of BTC for service charges from mining facilities	(5,048,858)
Payment of BTC for other expenses	(159,486)
Change in fair value of BTC	17,573,100
BTC fair value as of September 30, 2024	$46,308,694

For the additions of BTC generated by the Company’s mining business, see Note 3. Revenue from Contracts with Customers.

Bitcoin is sold on a FIFO basis. For the nine months ended September 30, 2024, gains from the sales of bitcoin are included in change in fair value of BTC which is included in the consolidated statements of operations under the caption “Gains on digital assets”.

The following table presents a roll-forward of ETH for the nine months ended September 30, 2024, based on the fair value model under ASU 2023-08:

Fair value
ETH as of December 31, 2023	$20,637,103
Cumulative effect of the adoption of ASU 2023-08	13,852,500
Receipt of ETH from exchange of BTC	40,240,138
Receipt of ETH from native staking business	1,142,059
Receipt of ETH from liquid staking business	4,503
Receipt of ETH from other income	198
Payment of ETH for other expenses	(20,819)
Change in fair value of ETH	(4,561,072)
ETH fair value at September 30, 2024	$71,294,610

For the additions of ETH generated by the Company’s ETH staking business, see Note 3. Revenue from Contracts with Customers.

ETH is sold on a FIFO basis. For the nine months ended September 30, 2024, gains from the sales of ETH are included in change in fair value of ETH which is included in the consolidated statements of operations under the caption “Gains on digital assets”.

Prior to Adoption of ASU 2023-08, Accounting for and Disclosure of Crypto Assets

Prior to the adoption of ASU 2023-08, digital assets were accounted for as indefinite-lived intangible assets and were initially measured in accordance with ASC 350 - Intangible-Goodwill and Other. Digital assets were not amortized, but were assessed for impairment annually, or more frequently, when events or changes in circumstances occur indicating that it is more likely than not that the indefinite-lived intangible asset is impaired. Whenever the exchange-traded price of digital assets declined below its carrying value, the Company was required to determine if an impairment existed and to record an impairment equal to the amount by which the carrying value exceeded the fair value.

The following table presents a roll-forward of BTC for the year ended December 31, 2023, based on the cost-impairment model under ASC 350:

For the Year Ended December 31,
2023
Opening balance	$15,796,147
Receipt of BTC from mining services	44,240,418
Receipt of BTC from other income	140,724
Sales of BTC in exchange of cash	(4,679,714)
Sales of BTC in exchange of ETH	(11,756,006)
Sales of BTC in exchange of USDC	(17,251,504)
Payment of BTC for service charges from mining facilities	(1,758,441)
Payment of BTC for other expenses	(392,952)
Impairment of BTC	(4,519,692)
Ending balance	$19,818,980

The following table presents a roll-forward of ETH for the year ended December 31, 2023, based on the cost-impairment model under ASC 350:

For the Year Ended December 31,
2023
Opening balance	$11,791,181
Receipt of ETH from exchange of BTC	17,164,100
Receipt of ETH from native staking business	531,702
Receipt of ETH from liquid staking business*	144,011
Other income in the form of ETH	540
Sales of ETH in exchange of cash	(3,243,415)
Payment of ETH for other expenses	(22,757)
Payment of ETH to investment fund	(3,615,507)
Impairment of ETH	(2,112,752)
Ending balance	$20,637,103

*	It includes 71.7 rETH-h earned from the liquid staking activity in 2023.

6. OTHER CURRENT ASSETS

Other current assets were comprised of the following:

	September 30, 2024	December 31, 2023
Deposits (a)	$1,328,564	$1,171,709
Prepayments to one mining facility (b)	221,783	382,207
Prepaid director and officer insurance expenses	438,939	168,594
Prepaid consulting service expenses	2,351,500	931,200
Deposit for lease	81,298	50,858
Deferred contract costs	1,138,333	1,041,667
Prepayment to third parties (c)	15,000,000	-
Receivable from third parties	8,079,978	13,855,949
Receivable from fund	25,660	395,923
Others	844,744	189,925
Total	$29,510,799	$18,188,032

(a)	As of September 30, 2024 and December 31, 2023, the balance of deposits represented the deposits made to our service providers, who paid utility charges in mining facilities on behalf of the Company. The deposits are refundable upon expiration of the agreement between the Company and the service provider, which may be due within 12 months from the effective date of the agreement.

(b)	As of September 30, 2024 and December 31, 2023, the balance of prepayments to one mining facility represented the prepayments for service charges from the mining facility.

(c)	As of September 30, 2024, the balance of prepayment to third parties represented the prepayment to our GPU servers leasing partner.

7. LEASES

Lease as Lessee

During the year ended December 31, 2023, the Company entered into a capacity lease agreement for its high performance computing services designed to support generative AI workstreams. The initial lease term is three years, with automatic renewals for successive twelve-month periods.

The lease expense incurred in December 2023 is capitalized as deferred cost since it is directly related to fulfilling its high performance computing services which commenced operations in January 2024. The capitalized lease payment was expensed in January 2024.

On July 30, 2024, the Company entered into an office lease agreement for its headquarters office in New York. The initial lease term is three years with automatic renewals for successive terms equal in length to the initial term.

On August 1, 2024, the Company entered into an additional capacity lease agreement for its high performance computing services. The initial lease term is three years with automatic renewals for successive twelve-month periods.

As of September 30, 2024 and December 31, 2023, operating right-of-use assets were $11.3 million and $6.2 million, respectively and operating lease liabilities were $11.3 million and $6.2 million, respectively. For the three and nine months ended September 30, 2024, the Company’s amortization on the operating lease right-of-use assets totaled $0.8 million and $1.7 million, respectively.

Additional information regarding the Company’s leasing activities as a lessee is as follows:

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2024	2023	2024	2023
Operating cash outflows from operating leases	$1,038,617	$-	$2,238,617	$-
Weighted average remaining lease term – operating lease	2.5	-	2.5	-
Weighted average discount rate – operating lease	10.2%	-	10.1%	-

The following table represents our future minimum operating lease payments as of September 30, 2024:

Year	Amount
2024	$1,256,584
2025	5,026,337
2026	4,926,337
2027	1,532,030
Total undiscounted lease payments	12,741,288
Less present value discount	(1,434,446)
Present value of lease liability	$11,306,842

The Company entered into a GPU server lease agreement effective January 2024 for its high performance computing services designed to support generative AI workstreams. The lease payment depends on the usage of the GPU servers and the Company concludes that the lease payments are variable and will be recognized when they are incurred. For the three and nine months ended September 30, 2024, the GPU server lease expense amounted to $3.9 million and $9.8 million, respectively.

Lease as Lessor

During the quarter ended March 31, 2024, the Company entered into a sales-type lease agreement as a lessor for its data storage equipment. The term of the lease is scheduled to expire in December 2026.

During the quarter ended September 30, 2024, the Company entered into a sales-type lease agreement as a lessor for its data storage equipment. The term of the lease is scheduled to expire in December 2026.

 The components of lease income for the sales-type lease were as follows:

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2024	2023	2024	2023
Interest income related to net investment in lease	$130,144	$-	$322,396	$-

Interest income is included in the consolidated statements of operations under the caption “Other income, net”.

The components of net investment in sales-type leases were as follows:

	September 30,
	2024	2023
Net investment in lease - lease payment receivable	$3,748,527	$-

The following table illustrates the Company’s future minimum receipts for sales-type lease as of September 30, 2024:

Year	Sales-Type Lease
2024	$495,382
2025	1,981,531
2026	1,981,531
Total future minimum receipts	4,458,444
Unearned interest income	(709,917)
Net investment in sales type lease	$3,748,527

The present value of minimum sales-type receipts of $3,748,527 is included in the consolidated balance sheets under the caption “Net investment in lease”.

8. PROPERTY AND EQUIPMENT, NET

Property and equipment, net was comprised of the following:

	September 30, 2024	December 31, 2023
Miners for Bitcoin	$56,372,357	$50,853,637
High performance computing equipment	51,936,803	-
Equipment accessories	10,688	-
Vehicle	235,576	235,576

Less: Accumulated depreciation	(44,220,868)	(20,645,231)
	64,334,556	30,443,982
Construction in progress	2,142,652	51,030,667
Property and equipment, net	$66,477,208	$81,474,649

For the three months ended September 30, 2024 and 2023, depreciation expenses were $8,383,055 and $3,623,573, respectively. For the nine months ended September 30, 2024 and 2023, depreciation expenses were $23,575,637 and $10,994,773, respectively.

We purchased data storage equipment totaling $5,315,202 and almost immediately thereafter, we entered into a sales-type lease agreement effective January 2024 for a portion of these assets valued at $3,353,608 with a third party. As a result, the leased data storage equipment was derecognized from our property and equipment and recorded as a net investment in lease. Refer to Note 7. Leases for more information.

We purchased data storage equipment totaling $1,254,248 and immediately thereafter, we entered into a sales-type lease agreement effective August 2024 for a portion of these assets valued at $1,184,937 with a third party. As a result, the leased data storage equipment was derecognized from our property and equipment and recorded as a net investment in lease. Refer to Note 7. Leases for more information.

9. INVESTMENT SECURITIES

Investment securities were comprised of the following:

	September 30, 2024	December 31, 2023
Investment in Digital Future Alliance Limited (“DFA”) (a)	$94,534	$94,534
Investment in Nine Blocks Offshore Feeder Fund (“Nine Blocks”) (b)	2,735,472	2,179,164
Investment in Auros Global Limited (c)	1,999,987	1,999,987
Investment in Ingonyama Ltd (d)	100,000	100,000
Investment in Cysic Inc. (e)	100,000	-
Investment in a SAFE (f)	1,000,000	-
Investment in AI Innovation Fund I (“AI fund”) (g)	15,900,000	-
Investment in Innovation Fund I (“Innovation fund”) (h)	6,732,779	-
Total	$28,662,772	$4,373,685

(a) Investment in Digital Future Alliance Limited (“DFA”)

DFA is a privately held company, over which the Company neither has control nor significant influence through investment in ordinary shares. The Company accounted for the investment in DFA using the measurement alternative at cost, less impairment, with subsequent adjustments for observable price changes resulting from orderly transactions for identical or similar investments of the same issuer.

For the three and nine months ended September 30, 2024 and 2023, the Company did not record upward adjustments or downward adjustments on the investment. The Company’s impairment analysis considers both qualitative and quantitative factors that may have a significant effect on the fair value of the equity security. As of September 30, 2024 and December 31 2023, the Company did not recognize impairment against the investment security.

(b) Investment in Nine Blocks Offshore Feeder Fund (“Nine Blocks”)

On August 1, 2022, the Company entered into a subscription agreement with Nine Blocks for investment of $2.0 million. The investment includes a direct investment into the Nine Blocks Master Fund, a digital assets market neutral fund using basis trading, relative value, and special situations strategies.

As a practical expedient, the Company uses Net Asset Value (“NAV”) or its equivalent to measure the fair value of the investment in the fund. For the three months ended September 30, 2024 and 2023, the Company recorded cumulative upward adjustments of $18,811 and $6,330, respectively, on the investment. For the nine months ended September 30, 2024 and 2023, the Company recorded cumulative upward adjustments of $556,308 and $74,055, respectively, on the investment.

(c) Investment in Auros Global Limited (“Auros”)

On February 24, 2023, the Company closed an investment of $1,999,987 in Auros, which is a leading crypto-native algorithmic trading and market making firm that delivers best-in-class liquidity for exchanges and token projects. The Company neither has control nor significant influence through investment in ordinary shares. The Company accounted for the investment in Auros using the measurement alternative at cost, less impairment, with subsequent adjustments for observable price changes resulting from orderly transactions for identical or similar investments of the same issuer.

For the three and nine months ended September 30, 2024 and 2023, the Company did not record upward adjustments or downward adjustments on the investment. The Company’s impairment analysis considers both qualitative and quantitative factors that may have a significant effect on the fair value of the equity security. As of September 30, 2024 and December 31 2023, the Company did not recognize impairment against the investment security.

(d) Investment in Ingonyama Ltd. (“Ingonyama”)

In September 2023, the Company closed an investment of $100,000 in Ingonyama, a semiconductor company focusing on Zero Knowledge Proof hardware acceleration. The Company neither has control nor significant influence through investment in preferred shares. The Company accounted for the investment in Ingonyama using the measurement alternative at cost, less impairment, with subsequent adjustments for observable price changes resulting from orderly transactions for identical or similar investments of the same issuer.

For the three and nine months ended September 30, 2024, the Company did not record upward adjustments or downward adjustments on the investment. The Company’s impairment analysis considers both qualitative and quantitative factors that may have a significant effect on the fair value of the equity security. As of September 30, 2024 and December 31, 2023, the Company did not recognize impairment against the investment security.

(e) Investment in Cysic Inc (“Cysic”)

On April 2, 2024, the Company closed an investment of $100,000 in Cysic, a ZK hardware acceleration company and ZK prover network to provide ZK Compute-as-a-Service. The Company neither has control nor significant influence through investment in preferred shares. The Company accounted for the investment in Cysic using the measurement alternative at cost, less impairment, with subsequent adjustments for observable price changes resulting from orderly transactions for identical or similar investments of the same issuer.

For the three and nine months ended September 30, 2024, the Company did not record upward adjustments or downward adjustments on the investment. The Company’s impairment analysis considers both qualitative and quantitative factors that may have a significant effect on the fair value of the equity security. As of September 30, 2024, the Company did not recognize impairment against the investment security.

(f) Investment in a SAFE

On June 30, 2024 (the “Effective Date”), the Company entered into a simple agreement for future equity (“SAFE”) agreement for an initial investment amount of $1 million in exchange for a right to participate in a future equity financing of preferred stock to be issued by Canopy Wave Inc. (“Canopy”). Alternatively, upon a liquidity event such as a change in control, a direct listing or an initial public offering, the Company is entitled to receive the greater of (i) the SAFE investment amount plus 15% annual accrued interest (the “cash-out amount”) or (ii) the SAFE investment amount divided by a discount to the price per share of Canopy’s common stock. In a dissolution event, such as a bankruptcy, the Company is entitled to receive the cash-out amount. If the SAFE is outstanding on the three-year anniversary of the Effective Date, then the SAFE will expire and the Company will be entitled to receive the cash-out amount. In the event of a qualifying equity financing, the number of shares of preferred stock received by the Company would be determined by dividing the SAFE investment amount by a discounted price per share of the preferred stock issued in the respective equity financing. The Company recorded an investment of $1 million as an investment in the SAFE on the Consolidated Balance Sheets. Additionally, per the terms of the SAFE arrangement, the Company may be obligated to invest up to an additional $2 million into the SAFE arrangement if Canopy satisfies certain milestones prior to the expiration of the SAFE, or if an equity financing event occurs.

The Company accounted for this investment under ASC 320, Investments - Debt Securities and elected the fair value option for the SAFE investment pursuant to ASC 825, Financial Instruments, which requires financial instruments to be remeasured to fair value each reporting period, with changes in fair value recorded in the consolidated statements of operations. The fair value estimate includes significant inputs not observable in the market, which represents a Level 3 measurement within the fair value hierarchy. The decision to elect the fair value option is determined on an instrument-by-instrument basis on the date the instrument is initially recognized, is applied to the entire instrument, and is irrevocable once elected. For instruments measured at fair value, embedded conversion or other features are not required to be separated from the host instrument. Issuance costs related to convertible securities carried at fair value are not deferred and are recognized as incurred on the Consolidated Statements of Operations. For the three and nine months ended September 30, 2024, the Company did not record upward adjustments or downward adjustments on the investment.

(g) Investment in AI Innovation Fund I (“AI fund”)

On July 15, 2024, the Company entered into a subscription agreement with Pleasanton Ventures Innovation Master Fund SPC Limited for investment of $15.9 million in its AI Innovation Fund I. The investment includes a direct investment into private equity and fund of fund opportunities within the AI industry. The Company accounted for the investment using the measurement alternative at cost, less impairment, with subsequent adjustments for observable price changes resulting from orderly transactions for identical or similar investments of the same issuer.

For the three and nine months ended September 30, 2024, the Company did not record upward adjustments or downward adjustments on the investment. The Company’s impairment analysis considers both qualitative and quantitative factors that may have a significant effect on the fair value of the equity security. As of September 30, 2024, the Company did not recognize impairment against the investment.

(h) Investment in Innovation Fund I (“Innovation fund”)

After the Company disposed its BVI entities for its previous fund operation (See Note 18, Disposition of Bit Digital Investment Management Limited and Bit Digital Innovation Master Fund Spc Limited, for more information), the Company no longer consolidates the investment in the fund. As a practical expedient, the Company uses Net Asset Value (“NAV”) or its equivalent to measure the fair value of the investment in the fund. For the three months ended September 30, 2024 and 2023, the Company recorded cumulative downward adjustments of $2,058,996 and $nil, respectively, on the investment. For the nine months ended September 30, 2024 and 2023, the Company recorded cumulative upward adjustments of $617,241 and $nil, respectively, on the investment.

(i) Investment in MarsProtocol Technologies Pte. Ltd.

On March 1, 2023, Bit Digital Singapore Pte. Ltd. and Saving Digital Pte. Ltd. (“SDP”), a wholly owned subsidiary of Mega Matrix Corp., entered into a shareholders’ agreement with MarsProtocol Technologies Pte. Ltd. (“MarsProtocol”). MarsProtocol provides staking technology tools in digital assets through the staking platform.

The Company invested $88,994 which represents a 40% equity interest in MarsProtocol. The Company used the equity method to measure the investment in the MarsProtocol. For the three and nine months ended September 30, 2023, the Company recorded a loss of $5,912 and $7,695 for its share of the results of MarsProtocol. As of September 30, 2023, the Company did not recognize impairment against the investment in MarsProtocol. In August 2023, the Company divested its stake in MarsProtocol for consideration of $89,519 and recognized a gain of $8,220.

10. OTHER NON-CURRENT ASSETS

Other non-current assets were comprised of the following:

	September 30, 2024	December 31, 2023
Deposits (a)	$6,680,051	$6,680,051
Prepaid consulting service expenses	-	543,200
Deferred contract costs	1,422,917	1,883,333
Others	190,021	183,655
Total	$8,292,989	$9,290,239

(a)	As of September 30, 2024 and December 31, 2023, the balance of deposits represented the deposits made to service providers, who paid utility charges in mining facilities on behalf of the Company. The deposits are refundable upon expiration of the agreement between the Company and the service provider, which may be due over 12 months from the effective date of the agreement.

11. SHARE-BASED COMPENSATION

Share-based compensation such as restricted stock units (“RSUs”), incentive and non-statutory stock options, restricted shares, share appreciation rights and share payments may be granted to any directors, employees and consultants of the Company or affiliated companies under 2021 Omnibus Equity Incentive Plan (“2021 Plan”), 2021 Second Omnibus Equity Incentive Plan (“2021 Second Plan”) and 2023 Omnibus Equity Incentive Plan (“2023 Plan”). An aggregate of 2,415,293 RSUs were granted under the 2021 Plan and no ordinary shares remain reserved for issuance under the 2021 Plan. There are 5,000,000 ordinary shares reserved for issuance under the Company’s 2021 Second Plan, under which 4,211,372 RSUs and 395,000 share options have been granted as of September 30, 2024. There are 5,000,000 ordinary shares reserved for issuance under the Company’s 2023 Plan, under which 2,675,136 RSUs have been granted as of September 30, 2024.

Restricted Stock Units (“RSUs”)

As of December 31, 2023, the Company had nil awarded and unvested RSUs.

On March 16, 2024, the Company granted 25,000 RSUs to an employee, which are subject to an eight-quarter service vesting schedule.

On March 31, 2024, the Company granted 50,000 RSUs to each of the Company’s CEO and CFO in accordance with their compensation arrangement. All of these RSUs were immediately vested.

On March 31, 2024, the Company granted 40,000 RSUs to a non-executive director in accordance with his compensation arrangement. All of these RSUs were immediately vested.

On May 13, 2024, the Company granted 135,000 RSUs to employees, which are subject to an eight-quarter service vesting schedule.

On June 27, 2024, the Company granted 10,000 RSUs to employees, which are subject to an eight-quarter service vesting schedule.

On June 30, 2024, the Company granted 50,000 RSUs to each of the Company’s CEO and CFO in accordance with their compensation arrangement. All of these RSUs were immediately vested.

On August 13, 2024, the Company awarded 1,500,000 RSUs to employees. All of these RSUs were immediately vested.

On August 13, 2024, the Company awarded 340,136 RSUs to an employee, which are subject to an eight-quarter service with one year cliff vesting schedule.

On September 30, 2024, the Company granted 50,000 RSUs to each of the Company’s CEO and CFO in accordance with their compensation arrangement. All of these RSUs were immediately vested.

For the three months ended September 30, 2024 and 2023, the Company recognized share-based compensation expenses of $4,953,839 and $411,000. For the nine months ended September 30, 2024 and 2023, the Company recognized share-based compensation expenses of $5,724,474 and $821,873. As of September 30, 2024, the Company had $1,276,835 unrecognized compensation costs related to the unvested RSUs.

As of September 30, 2024, the Company had 467,636 awarded and unvested RSUs.

Share Options

For the nine months ended September 30, 2024 and 2023, the Company did not grant any options.

The Company recognizes compensation expenses related to options on a straight-line basis over the vesting periods. For the three months ended September 30, 2024 and 2023, the Company recognized share-based compensation expenses of $41,178 and $116,106, respectively. For the nine months ended September 30, 2024 and 2023, the Company recognized share-based compensation expenses of $186,878 and $319,009, respectively. As of September 30, 2024, there were $95,898 of unrecognized compensation costs related to all outstanding share options.

Other share-based compensation

In January 2024, the Company modified an existing two-year service agreement with a consulting firm by granting an additional 500,000 RSUs, which vested immediately. Over the duration of the service period specified in the amendment, the Company will recognize additional share-based compensation expenses aggregating to $1.5 million based upon the closing price of the Company’s common stock on the date of the amendment.

In January 2024, the Company modified an existing service agreement with a consulting firm by granting an additional 200,000 RSUs as compensation for successfully securing a customer for our business under a three-year service agreement. Over the duration of the service agreement, the Company will recognize additional share-based compensation expenses aggregating to $0.6 million based upon the closing price of the Company’s common stock on the date of the amendment.

In July 2024, the Company entered into a one-year service agreement with a consulting firm by granting 500,000 RSUs, which vested immediately. Over the duration of the service period specified in the agreement, the Company will recognize share-based compensation expenses aggregating to $2.1 million based upon the closing price of the Company’s common stock on the date of the agreement.

12. SHARE CAPITAL

Ordinary shares

As of December 31, 2023, there were 107,421,813 ordinary shares issued and 107,291,827 ordinary shares outstanding.

In May of 2022, the Company entered into an at-the-market offering with H.C. Wainwright & Co., LLC relating to shares of its common stock. In accordance with the terms of the sales agreement, the Company may offer and sell shares of our common stock having an aggregate offering price of up to $500,000,000. During the nine months ended September 30, 2024, the Company sold 43,135,053 shares of common stock for an aggregate purchase price of $131.7 million net of offering costs pursuant to this at-the-market offering.

During the nine months ended September 30, 2024, 3,082,500 ordinary shares were issued to the Company’s employees, non-executive director, and consulting firms in settlement of an equal number of fully vested restricted stock units awarded to such individuals and companies by the Company pursuant to grants made under the Company’s 2021 Second Plan and 2023 Plan.

As of September 30, 2024, there were 153,639,366 ordinary shares issued and 153,509,380 ordinary shares outstanding.

Preferred shares

As of September 30, 2024 and December 31, 2023, there were 1,000,000 preferred shares issued and outstanding.

The preference shares are entitled to the following preference features: 1) an annual dividend of 8% when and if declared by the Board of Directors; 2) a liquidation preference of $10.00 per share; 3) convert on a one for one basis for ordinary shares, subject to a 4.99% conversion limitation; 4) rank senior to ordinary shares in insolvency; and 5) solely for voting purposes vote 50 ordinary shares, for each preference share.

On February 7, 2023 and again on December 8, 2023, the Board of Directors declared an eight (8%) percent ($800,000) dividend on the preference shares to Geney Development Ltd. (“Geney”). Erke Huang, our Chief Financial Officer, is the President of Geney and the beneficial owner of thirty percent (30%) of the equity of Geney, with the remaining seventy percent (70%) held by Zhaohui Deng, the Company’s Chairman of the Board. The Company fully paid the declared dividends in 2023.

Treasury stock

The Company treats shares withheld for tax purposes on behalf of employees in connection with the vesting of restricted share grants as ordinary share repurchases because they reduce the number of shares that would have been issued upon vesting. For the nine months ended September 30, 2024 and 2023, the Company withheld nil shares of its ordinary shares that were surrendered to the Company for withholding taxes related to restricted stock vesting valued at $nil, based on fair value of the withheld shares on the vesting date.

As of September 30, 2024 and December 31, 2023, the Company had treasury stock of $1,171,679 and $1,171,679, respectively.

Warrants

As of September 30, 2024 and December 31, 2023, the Company had outstanding 10,118,046 private placement warrants to purchase an aggregate of 10,118,046 ordinary shares at an exercise price of $7.91 per whole share.

In accordance with ASC 815, the Company determined that the warrants meet the conditions necessary to be classified as equity because the consideration is indexed to the Company’s own equity, there are no exercise contingencies based on an observable market not based on its stock or operations, settlement is consistent with a fixed-for-fixed equity instrument, the agreement contains an explicit number of shares and there are no cash payment provisions.

The fair value of the warrants was estimated at $33.3 million using the Black-Scholes model. Inherent in these valuations are assumptions related to expected stock-price volatility, expected life, risk-free interest rate and dividend yield. The Company estimates the volatility of its ordinary shares based on historical and implied volatilities of selected peer companies as well as its own that match the expected remaining life of the warrants. The risk-free interest rate is based on the U.S. Treasury zero-coupon yield curve on the grant date for a maturity similar to the expected remaining life of the warrants. The expected life of the warrants is assumed to be equivalent to their remaining contractual term. The dividend rate is based on the historical rate, which the Company anticipates it to remain at zero.

The following table provides quantitative information regarding Level 3 fair value measurements inputs for the Company’s warrants at their measurement dates:

As of October 4, 2021
Volatility	192.85%
Stock price	7.59
Expected life of the warrants to convert	3.81
Risk free rate	0.97%
Dividend yield	0.0%

13. INCOME TAXES

Cayman Islands

Under the current and applicable laws of the Cayman Islands, the Company is not subject to tax on income or capital gain as Cayman Islands does not impose any taxes on the corporation’s income, capital gains, payroll, or other direct taxes. Additionally, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

After all bitcoin miners were migrated to North America, BT HK operates under a cost-plus model for its general and administration services which is currently reimbursed by Bit Digital USA Inc. starting in fiscal year 2022. Currently the mark-up percentage for the general and administration services provided by BT HK is 4.84% by the transfer pricing study conducted by a third-party service provider. The Company will continue to closely monitor the development of transfer pricing guidelines and update the cost-plus markup percentage if necessary.

Our subsidiaries in Hong Kong are taxed at a reduced rate of 8.25% for assessable profits not exceeding 2 million HKD and the remaining assessable profits will be taxed at the standard tax rate of 16.5% under Hong Kong profits tax.

For the three and nine months ended September 30, 2024, BT HK generated a taxable income of $1,984 and $19,938, respectively, and did not recognize any income tax expense as BT HK has sufficient net operating loss carried over from prior years to offset the taxable income in the current quarter. For the three and nine months ended September 30, 2023, BT HK generated taxable income of $485,840 and $1,014,003 and recorded a current income tax expense of $102,668 and $146,241, respectively.

By virtue of the territorial source system adopted in Hong Kong, BT HK is in the process of applying for the Offshore Non-taxable Claim on its bitcoin mining income earned for the years ended December 31, 2021 and 2020 under Hong Kong profits tax with the Hong Kong Inland Revenue Department (“HKIRD”) on the ground that the said income was not arising in or derived from Hong Kong. Given the Offshore Non-taxable Claim is still subject to review and agreement by the HKIRD and there are uncertainties surrounding the claim as well as the Company’s stock-based compensation deduction tax position, the Hong Kong subsidiary recorded $nil and $152,200 as long-term income tax expenses for the three and nine months ended September 30, 2023, respectively, for its uncertain tax positions. The tax expense is recognized for the incremental penalty accrued on the existing unrecognized tax benefits. The Hong Kong subsidiary did not record long-term income tax expenses for the three and nine months ended September 30, 2024, for its uncertain tax positions.

For the three months ended September 30, 2024 and 2023, BT Strategies generated a taxable income of $214,935 and $1,097,837, and did not recognize any income tax expenses for the relevant periods respectively. For the nine months ended September 30, 2024 and 2023, BT Strategies generated a taxable loss of $1,086,512 and $1,967,896, and did not recognize any income tax expenses for the relevant periods respectively.

United States of America

For the U.S. jurisdiction, the Company is subject to federal and state income taxes on its business operations.

For the three and nine months ended September 30, 2024 and 2023, the Company is subject to U.S. federal income taxes, state income taxes and franchise taxes. The Company will continue to monitor its exposure to different states and comply with state income taxes filing requirement as the Company continues to expand its business in the United States. The Company has not been under any income tax examination in the United States since inception.

For the three and nine months ended September 30, 2024 and 2023, the Company incurred income tax and withholding tax expenses as below:

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2024	2023	2024	2023

Federal income tax expenses	$(151,193)	$-	$(235,466)	$(4,829)
State income tax expenses	(1,984)	(259)	(5,953)	(777)
Total	$153,177	$(259)	$(241,419)	$(5,606)

For the three and nine months ended September 30, 2024, the federal income tax is primarily from Bit Digital AI Inc. for the Global Intangible Low-Taxed Income (“GILTI”) as a result of its fully owned controlled foreign corporation (“CFC”), Bit Digital Iceland ehf. The Tax Cuts and Jobs Act (the “Act”) includes provisions for Global Intangible Low-Taxed Income (“GILTI”) wherein taxes on foreign income are imposed in excess of a deemed return on tangible assets of foreign corporations. This income will effectively be taxed at a 10.5% tax rate in general which can be utilized up to 80% of the foreign tax credit paid by the CFC to offset its GILTI tax.

Canada

The Company is subject to both federal and provincial income taxes for its business operation in Canada.

For the three months ended September 30, 2024 and 2023, Bit Digital Canada generated a taxable loss of $230,933 and a taxable loss $44,694, respectively. For the nine months ended September 30, 2024 and 2023, Bit Digital Canada generated taxable loss of $129,897 and a taxable income of $82,737, respectively.

For three and nine months ended September 30, 2024 and 2023, the Company incurred Canada federal and provincial income tax expenses as below:

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2024	2023	2024	2023

Federal income tax (expenses) benefits	$11,587	$-	$(659,707)	$-
Provincial income tax (expenses) benefits	6,180	-	(351,843)	-
Total	$17,767	$-	$(1,011,550)	$-

Singapore

The Company is subject to corporate income tax for its business operation in Singapore. The Company generated a taxable loss of $1,518,021 and $2,051,116 for the three and nine months ended September 30, 2024, respectively, and did not recognize any tax expense for the relevant periods. The Company generated a taxable loss of $1,178,574 and $2,208,447 for the three and nine months ended September 30, 2023, respectively, and did not recognize any tax expense for the relevant periods respectively.

British Virgin Islands

On April 17, 2023, Bit Digital Investment Management Limited was established as the investment manager to oversee Bit Digital Innovation Master Fund SPC Limited, a segregated portfolio company which was established in May 2023. Both entities are 100% owned by Bit Digital Strategies Limited and both entities are based in the British Virgin Islands.

On July 1, 2024, Bit Digital Investment Management Limited and Bit Digital Innovation Master Fund SPC Limited were sold to an unrelated third party. See Note 18, Disposition of Bit Digital Investment Management Limited and Bit Digital Innovation Master Fund Spc Limited, for more information.

As of September 30, 2024, no corporate income tax is levied on the Company as no income tax is imposed per the local regulation.

Iceland

The Company’s HPC business is conducted through Bit Digital Iceland ehf in Iceland and its operations are subject to Iceland corporate income tax. For the three and nine months ended September 30, 2024, the Company recorded an income tax expense of $494,647 and $1,496,219, respectively.

Deferred Tax Assets/Liabilities

The Company reviews deferred tax assets for a valuation allowance based upon whether it is more likely than not that the deferred tax asset will be fully realized. The Company evaluates its valuation allowance requirements at end of each reporting period by reviewing all available evidence, both positive and negative, and considering whether, based on the weight of that evidence, a valuation allowance is needed. When circumstances cause a change in management’s judgment about the recoverability of deferred tax assets, the impact of the change on the valuation allowance is generally reflected in income from operations. The future realization of the tax benefit of an existing deductible temporary difference ultimately depends on the existence of sufficient taxable income of the appropriate character within the carryforward period available under applicable tax law. As of September 30, 2024, after careful consideration, the Company determined that it is more likely than not that all of the deferred tax assets will not be realized except for Canada and Iceland, which both have a net deferred tax liability as of September 30, 2024. The dominant negative evidence is the cumulative 3 years pre-tax losses, which outweigh any other positive evidence. As a result, the Company applied a full valuation allowance on its entire deferred tax assets except Canada and Iceland.

Unrecognized Tax Benefits

For unrecognized tax benefits, the Company’s policy is to recognize interest and penalties that would be assessed in relation to the settlement value of unrecognized tax benefits as a component of income tax expense. For the three and nine months ended September 30, 2023, the Company recorded an unrecognized tax benefit of $nil and $152,200, respectively, related to its HK operations. For the three and nine months ended September 30, 2024, the Company did not record an unrecognized tax benefit related to its HK operations. The Company will continue to review its tax positions and provide for unrecognized tax benefits as they arise.

Global Intangible Low-Taxed Income

The Tax Cuts and Jobs Act (the “Act”) includes provisions for Global Intangible Low-Taxed Income (“GILTI”) wherein taxes on foreign income are imposed in excess of a deemed return on tangible assets of foreign corporations. This income will effectively be taxed at a 10.5% tax rate in general. As a result, our deferred tax assets and liabilities were being evaluated to determine if the deferred tax assets and liabilities should be recognized for the basis differences expected to reverse as a result of GILTI provisions in the fiscal year ended December 31, 2024, or should the tax on GILTI provisions be recognized as period costs in each year incurred. We elected to account for GILTI as a component of current period tax expense starting from the first quarter of the fiscal year ending December 31, 2024.

Pillar Two – Global Minimum Tax

As introduced by the Organization for Economic Co-operation and Development (“OECD”), more than 140 countries agreed to enact a two-pillar solution to address the challenges arising from the digitalization of the economy. Pillar Two introduces a global minimum Effective Tax Rate (ETR) via a system where multinational groups with consolidated revenue over Euro 750 million are subject to a minimum ETR of 15% on income arising in low-tax jurisdictions. The Company has been closely monitoring the impact from the implementation of the Pillar Two framework and as of September 30, 2024, no impact is expected as the Company does not meet the revenue threshold of Euro 750 million.

14. LOSS PER SHARE

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2024	2023	2024	2023

Net loss	$(38,795,486)	$(7,182,138)	$(666,729)	$(11,869,453)
Weighted average number of ordinary share outstanding
Basic	149,684,237	88,987,799	130,917,218	84,887,211
Diluted	149,684,237	88,987,799	130,917,218	84,887,211

Loss per share
Basic	$(0.26)	$(0.08)	$(0.01)	$(0.14)
Diluted	$(0.26)	$(0.08)	$(0.01)	$(0.14)

Basic loss per share is computed by dividing net loss attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. The computation of diluted net loss per share does not include dilutive ordinary share equivalents in the weighted average shares outstanding, as they would be anti-dilutive.

For the three and nine months ended September 30, 2024, the unvested RSUs, warrants, options and convertible preferred shares were excluded from the calculation of diluted earnings per share because they were anti-dilutive.

For the three and nine months ended September 30, 2023, the unvested RSUs, warrants, options and convertible preferred shares were excluded from the calculation of diluted earnings per share because they were anti-dilutive.

15. RELATED PARTIES

On February 7, 2023 and again on December 8, 2023, the Board of Directors declared an eight (8%) percent ($800,000) dividend on the preference shares to Geney Development Ltd. (“Geney ”) for the years ended December 31, 2022 and 2023. Erke Huang, our Chief Financial Officer, is the President of Geney and the beneficial owner of thirty (30%) percent of the equity of Geney, with the remaining seventy (70%) percent held by Zhaohui Deng, the Company’s Chairman of the Board. As of December 31, 2023, the Company fully paid the dividend.

Bit Digital Iceland ehf has appointed Daniel Jonsson as its part-time Chief Executive Officer starting November 7, 2023, for a six-month term with a three-month probation. His compensation includes a monthly salary of $8,334, a $6,440 signing bonus, and eligibility for performance-based RSU. Concurrently, Daniel Jonsson is part of the management team at GreenBlocks ehf which not only provides bitcoin mining hosting services but also benefits from a facility loan agreement extended by Bit Digital USA Inc., an affiliate of Bit Digital Iceland ehf. Additionally, Bit Digital Iceland ehf has contracted GreenBlocks ehf for consulting services pertaining to our high performance computing services in Iceland. As of December 31, 2023, the Company owed $21,592 to Daniel Jonsson for salary and bonus, and $160,000 to GreenBlocks ehf for services rendered. By the end of the first quarter of 2024, we had settled these outstanding amounts with both Daniel Jonsson and GreenBlocks ehf.

16. CONTINGENCIES

Legal Proceedings

The Company from time to time may become involved in legal proceedings in the ordinary course of our business. The Company may also pursue litigation to assert its legal rights and assets, and such litigation may be costly and divert the efforts and attention of its management and technical personnel which could adversely affect its business. Due to the uncertainty of litigation and depending on the amount and the timing, an unfavorable resolution of some or all of such matters may materially affect our business, results of operations, financial position, or cash flows.

Although we cannot predict the outcome of legal or other proceedings with certainty, where there is at least a reasonable possibility that a loss may have been incurred, U.S. GAAP requires us to disclose an estimate of the reasonably possible loss or range of loss or make a statement that such an estimate cannot be made. We follow a thorough process in which we seek to estimate the reasonably possible loss or range of loss, and only if we are unable to make such an estimate do we conclude and disclose that an estimate cannot be made. Accordingly, unless otherwise indicated below in our discussion of legal proceedings, a reasonably possible loss or range of loss associated with any individual legal proceeding cannot be estimated.

Bit Digital USA, Inc. v. Blockfusion USA, Inc., C.A. No. N24C-05-306 PRW (CCLD)

On June 3, 2024, the Company filed suit in Delaware Superior Court against Blockfusion, Inc. (“Blockfusion”) alleging claims for breach of contract, conversion, and related claims in connection with, among other things, certain deposits and advances paid to Blockfusion, the return of which is owed to Bit Digital. Bit Digital is seeking in excess of $4.3 million. On October 22, 2024, Blockfusion filed an answer and asserted counterclaims against Bit Digital for alleged breach of contract and related claims in connection with a mining services agreement. Bit Digital intends to vigorously prosecute the action and vigorously disputes the allegations against it. The litigation is at an early stage and a reasonably possible loss or range of loss or recovery cannot be estimated.

17. SETTLEMENT OF CLASS ACTION LAWSUIT

On January 20, 2021, a securities class action lawsuit was filed against the Company and its former Chief Executive Officer and current Chief Financial Officer titled Anthony Pauwels v. Bit Digital, Inc., Min Hu and Erke Huang (Case No. 1:21-cv-00515) (U.S.D.C. S.D.N.Y.). The class action was on behalf of persons that purchased or acquired our ordinary shares between December 21, 2020 and January 11, 2021, a period of volatility in our Ordinary Shares, as well as volatility in the price of bitcoin. We believe the complaints are based solely upon a research article issued on January 11, 2021, which included false claims and to which the Company responded in a press release filed on Form 6-K on January 19, 2021. On April 21, 2021, the Court consolidated several related cases under the caption In re Bit Digital Securities Litigation. Joseph Franklin Monkam Nitcheu was appointed as lead plaintiff. We filed a motion to dismiss the lawsuits and vigorously defended the action. While that motion was pending, the Company agreed with the lead plaintiff selected in the case to settle the class action by paying $2,100,000. The Company recorded the liabilities of $2,100,000 in the account of “accrued litigation settlement costs”. The Company chose to do that to eliminate the burden, expense and uncertainties of further litigation. The Company continues to deny the allegations in the Amended Complaint and nothing in the settlement is evidence of any liability on the Company’s behalf.

On March 7, 2023, a final judgment in this matter was entered approving the settlement and certifying the class for purposes of enforcing the settlement and payment was then made by the Company.

18. DISPOSITION OF BIT DIGITAL INVESTMENT MANAGEMENT LIMITED AND BIT DIGITAL INNOVATION MASTER FUND SPC LIMITED

On July 1, 2024, the Company entered into a share purchase agreement (the “Disposition SPA”) with Pleasanton Ventures Limited (“Pleasanton Ventures”), an unrelated Hong Kong entity (the “Purchaser”). Pursuant to the Disposition SPA, the Purchaser purchased Bit Digital Investment Management Limited and Bit Digital Innovation Master Fund SPC Limited in exchange for a consideration of $176,000 and $100, respectively. The disposition was closed on the same date.

On the same date, the parties completed all of the share transfer registration procedures as required by the laws of the British Virgin Islands and all other closing conditions had been satisfied. As a result, the disposition contemplated by the Disposition SPA was completed. Upon completion of the disposition, the Purchaser became the sole shareholder of Bit Digital Investment Management Limited and Bit Digital Innovation Master Fund SPC Limited. Upon the closing of the transactions, the Company does not bear any contractual commitment or obligation to the business of Bit Digital Investment Management Limited and Bit Digital Innovation Master Fund SPC Limited, nor to the Purchaser.

Bit Digital Investment Management Limited was incorporated on April 17, 2023 and engaged in fund and investment management activities. Bit Digital Investment Management Limited had total assets of $1,155,038 and total liabilities of $nil, with net assets of $1,155,038 which is accounted for approximately 0.4% of the unaudited consolidated net assets of the Company as of September 30, 2024. The Company recorded a loss of $979,038 from the disposal under “other income (loss), net” in the consolidated statements of operations.

Bit Digital Innovation Master Fund SPC Limited was incorporated on May 31, 2023 and is a segregated portfolios company. Bit Digital Innovation Master Fund SPC Limited did not have any net assets as of September 30, 2024. The Company recorded a gain of $100 from the disposal under “other income (loss), net” in the consolidated statements of operations.

Management believes that the disposition of Bit Digital Investment Management Limited and Bit Digital Innovation Master Fund SPC Limited does not represent a strategic shift that has (or will have) a major effect on the Company’s operations and financial results. The disposition is not accounted for discontinued operations in accordance with ASC 205-20.

19. SUBSEQUENT EVENTS

Subsequent to September 30, 2024, the Company sold 21,999,208 shares of common stock for aggregate proceeds of approximately $103.9 million pursuant to the at-the-market offering agreement with H.C. Wainwright & Co., LLC. The Company received net proceeds of $101.3 million, net of offering costs.

On October 14, 2024 the Company completed the acquisition of Enovum Data Centers Corp (“Enovum”) for total cash consideration of approximately CAD $62.8 million (approximately USD $46.0 million). Enovum is a Montreal-based owner, operator, and developer of HPC data centers. This acquisition vertically integrates the Company’s HPC operations, bringing in an existing, fully operational and fully leased Tier 3 data center with a diverse of existing and prospective colocation customers, a strong pipeline of expansion opportunities, and an experienced team to drive growth. This integration enables the Company to offer new service offerings such as colocation and on-demand computing to complement its existing GPU offerings. Due to the limited amount of time since closing the transaction, the preliminary allocation of the purchase price is not yet complete. The initial purchase price allocation will be provided within our annual report for the fiscal year 2024. Enovum will be included in our consolidated financial statements beginning on the date of acquisition.

Forward Looking Statements

The discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included elsewhere in this report. Except for the statements of historical fact, this report contains “forward-looking information” and “forward-looking statements reflecting our current expectations that involve risks and uncertainties (collectively, “forward-looking information”) that is based on expectations, estimates and projections as at the date of this report. Actual results and the timing of events in this report includes information about hash rate expansion, diversification of operations, potential further improvements to profitability and efficiency across mining operations, potential for the Company’s long-term growth, and the business goals and objectives of the Company. Factors that could cause actual results, performance or achievements to differ materially from those discussed in our such forward-looking statements as a result of many factors, including, but not limited to: our ability to integrate the operations of Enovum into our HPC Services business segment; our ability to purchase GPUs on a timely basis to service our initial HPC customers; supply chain disruptions may have a material adverse effect on the Company’s performance; the ability to establish new facilities for bitcoin mining in North America and elsewhere; a decrease in cryptocurrency migrating and then operating its assets; a decrease in cryptocurrency pricing; volume of transaction activity or generally, the profitability of cryptocurrency mining; further improvements to profitability and efficiency may not be realized; the digital currency market; the Company’s ability to successfully mine digital currency on the cloud; the Company may not be able to profitably liquidate its current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on the Company’s operations; the volatility of digital currency prices; issues in the development and use of AI; regulations that target AI, and governmental regulations and other legal obligations and other legal obligations related to data privacy, data protection and information security, and other related risks as more fully set forth under “Risk Factors” and elsewhere in our Annual Report on Form 20-F for the year ended December 31, 2023 and other documents disclosed under the Company’s filings at www.sec.gov.

Notwithstanding the fact that Bit Digital Inc. has not conducted operations in the PRC since September 30, 2021 we have previously disclosed under Risk Factors in our Annual Report on Form 20-F for the year ended December 31,2023: “We may be subject to fines and penalties for any noncompliance with or any liabilities in our former business in China in a certain period from now on.” Although the statute of limitations for non-compliance by our former business in the PRC is generally two years and the Company has been out of the PRC, for more than two years, the authority may still find its prior bitcoin mining operations involved a threat to financial security. In such event, the two-year period would be extended to five years.

The forward-looking information in this report reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available to the Company. In connection with the forward-looking information contained in this report, the Company has made assumptions about: the current profitability in mining cryptocurrency (including pricing and volume of current transaction activity); profitable use of the Company’s assets going forward; the Company’s ability to profitably liquidate its digital currency inventory as required; historical prices of digital currencies and the ability of the Company to mine digital currencies on the cloud will be consistent with historical prices; and there will be no regulation or law that will prevent the Company from operating its business. The Company has also assumed that no significant events occur outside of the Company’s normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.